UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Geoship S.P.C.

Legal status of Issuer:

Form:

Social Purpose Corporation

Jurisdiction of Incorporation/Organization:

Washington

Date of Organization:

January 24, 2014

Physical Address of Issuer:

12394 Bitney Springs Road, Nevada City, CA 95959

Website of Issuer:

www.geoship.is

Is there a co-issuer? ___ ***yes*** _X_ ***no.***

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$4,400,000

Deadline to reach the Target Offering Amount:

April 30, 2023

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

5

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$797,859	$1,162,375
Cash & Cash Equivalents	$40,707	$500,565
Accounts Receivable	$4,768	$0
Short-term Debt	$332,648	$87,921
Long-term Debt	$792,470	$768,087
Revenues/Sales	$2,384	$0
Cost of Goods Sold*	$1,603,553	$2,803,180
Taxes Paid	$0	$0
Net Income	($1,664,552)	($2,822,598)

*Operating expenses in the Company's financial statements.

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

Geoship S.P.C.



A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $4,400,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this "**Offering**"). The Minimum Individual Subscription Amount is $100 and the Maximum Individual Subscription Amount is $440,000. The Company reserves the right to amend the Minimum Individual Subscription Amount and Maximum Individual Subscription Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Subscription Amounts and Maximum Individual Subscription Amounts to Investors participating in such programs without notice. The Company must raise an amount equal to or greater than the Target Offering Amount by April 30, 2023 (the "**Offering Deadline**"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.com/geoship (the "**Deal Page**"). The Deal Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be canceled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C and the Instrument attached as <u>Exhibit B</u>, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events (which may or may not occur).

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends.

Nominee

The Nominee (as defined below) will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Company and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion

Upon the next sale (or series of related sales) by the Company of its Capital Stock to one or more third parties resulting in gross proceeds to the Company of not less than $1,000,000 cash and cash equivalent (each an "**Equity Financing**"), the Securities are convertible into shares of the securities issued in said Equity Financing, at the option of the Company.

Conversion Upon the First Equity Financing (Early Investors)

FIRST TRANCHE: FOR THE FIRST $1,000,000 OF AGGREGATE SUBSCRIPTIONS IN THE OFFERING:

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, each investor who invests during the first tranche of the Offering, which includes the initial subscriptions amounting up to and including a sum of $1,000,000.00 USD, will receive the number of securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Subscription Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

> (a) the quotient of $36,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.
>
> OR
>
> (b) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the securities sold in such Equity Financing.

Such Conversion Price shall be deemed the "**First Equity Financing Price for Early Investors**".

Conversion Upon the First Equity Financing (Standard Investors)

SECOND TRANCHE: FOR THE NEXT $3,400,000 OF AGGREGATE SUBSCRIPTIONS IN THE OFFERING:

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, each investor who invests during the second tranche of the Offering, which includes all subscriptions from $1,000,000.01 USD to $4,400,000.00 USD, will receive the number of securities equal to the greater of the quotient obtained by dividing the amount the investor paid for the securities (the "**Subscription Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

> (a) the quotient of $45,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.
>
> OR

(b) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the securities sold in such Equity Financing.

Such Conversion Price shall be deemed the "**First Equity Financing Price for Standard Investors**".

A summary of the foregoing terms is set forth below:

Aggregate Amount of Subscriptions	Valuation Cap
$0 - $1,000,000.00	$36,000,000
$1,000,000.01 - $4,400,000	$45,000,000

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Nominee's discretion the Investor will receive, the number of converted securities equal to the quotient obtained by dividing (a) the Subscription Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing (Early Investors)

For investors who invest during the first tranche of the Offering, which includes the initial subscriptions amounting up to and including a sum of $1,000,000.00 USD, in the case of the Company's undergoing an **IPO** (as defined below) of its Capital Stock or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Subscription Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Subscription Amount divided by the quotient of (a) $36,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any Safes; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

Conversion Upon a Liquidity Event Prior to an Equity Financing (Standard Investors)

For investors who invest during the second tranche of the Offering, which includes all subscriptions from $1,000,000.01 USD to $4,400,000.00 USD, in the case of the Company's undergoing an **IPO** (as defined below) of its Capital Stock or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Subscription Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Subscription Amount divided by the quotient of (a) $45,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any Safes; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

In connection with the Cash Out Option, the Subscription Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Subscription Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

Dissolution

If there is a **Dissolution Event** (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the converted securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities **nor the securities issuable upon the conversion** of the Securities have voting rights unless otherwise provided for by the Company. In addition, to facilitate the Offering Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Company's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote consistently with at the direction of the Chief Executive Officer of the Company.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

Cash Commission

At the conclusion of the Offering, the issuer shall pay a cash fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Other Compensation

The Intermediary will also receive compensation in the form of the Securities equal to two percent (2%) of the total number of the Securities sold in the offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening intermittently throughout 2022 and into the future due to COVID-19, the Company's revenue may have been, and may continue to be, adversely affected.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time.

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), the FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the interest of the Company. At such point, the Company may no longer want to sell product and therefore your investment in the Company may be affected.

The Company may incorporate a multi-stakeholder cooperative and new share class in the future.

Traditional corporations are owned and controlled by investors and/or founders. We believe that other stakeholders, including customers and nature stewards, should also receive ownership benefits and participate in corporate governance. This is already happening with companies like Airbnb setting aside 1% or more of their capital stock to benefit their customers. Many other companies, such as Rivian, have created similar models to benefit nature and environmental concerns.

Subject to any applicable approvals by our board of directors and shareholders, the Company eventually intends to issue 30% to 50% of our capital stock to customer and nature stakeholders. This allocation will occur slowly over time, beginning when the Company reaches revenue of $1B. We contemplate that the capital stock issuable to customer and nature stakeholders will go into endowment funds, and be invested into projects that support customer and nature communities. Examples of potential programs that could be funded by the Geoship Customer and Nature endowments include:

- Village housing for low-income families and individuals.
- Grant programs to ecosystem restoration projects in and around Geoship villages.
- Maintenance and dome upgrades for Geoship customers.
- Grants and loans for community building projects.
- Annual awards to members who most advance the Geoship mission.

We plan to establish a perpetual purpose-driven trust, to ensure that the Company serves its co-operative mission now and for generations to come. Strategic Advantages of the Geoship Cooperative model include:

- Addresses the externalities of resource extraction.
- Serves as a strategic advantage in sales.
- Creates a barrier to entry for competitors.
- Is a fundamental way we operate integrally with our purpose.

Decreased demand in the housing industry would adversely affect our business.

Demand for new housing construction is tied to the broader economy and factors outside the Company's control. Should factors such as the COVID-19 pandemic result in continued loss of general economic activity, we could experience a slower growth in demand for our products.

If we do not protect our brand and reputation for quality and reliability, or if consumers associate negative impressions of our brand, our business will be adversely affected.

As a new entrant in the highly competitive home construction market, our ability to successfully grow our business is highly dependent on the reputation we establish for quality and reliability. To date, we have built a positive reputation based on our demonstration products for trade shows and conferences. As we expand operations to selling our products, we will need to deliver on the quality and reliability that is expected of us. If potential customers create a negative association about our brand, whether warranted or not, our business could be harmed.

If an unknown defect was detected in our design, our business would suffer and we may not be able to stay in business.

In the ordinary course of our business, we could be subject to home warranty and construction defect claims. Defect claims may arise a significant period of time after a building with our products has been completed. Any design defect in our components may require us to correct the defect in all of the projects sold up until that time. Depending on the nature of the defect, we may not have the financial resources to do so and would not be able to stay in business. Even a defect that is relatively minor could be extremely costly to correct in every home and could impair our ability to operate profitably.

The housing industry is highly competitive and many of our competitors have greater financial resources than we do. Increased competition may make it difficult for us to operate and grow our business.

The housing industry is highly competitive and we compete with traditional custom builders, manufactured and modular home builders, and other innovative entrants. In addition, we compete with existing homes that are offered for sale, which can reduce the interest in new construction. Many of our competitors have significantly greater resources than we do, a greater ability to obtain financing and the ability to accept more risk than we can prudently manage. If we are unable to compete effectively in this environment, we may not be able to continue to operate our business or achieve and maintain profitability.

Increases in the cost of raw materials, or supply disruptions, could have a material adverse effect on our business.

The costs of materials may increase due to increased tariffs or shipping costs or reduced supply availability of materials more generally. Further, global or local natural disruptions, including the COVID-19 pandemic, may impact the supply chain, including limiting work in factories producing the materials into useable forms or impacts on the supply chain. Disruptions in supply could result in delays in our production line, delaying delivery of products. Further, we may not be able to pass through any increased material costs to our customers which could have a material adverse effect on our ability to achieve profitability. To the extent that we are able to pass through increased costs, it may lessen any competitive advantage that we have based on price.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to a Reservation Campaign (also known as "Testing the Waters").

Prior to filing this Form C, the Company engaged in a Reservation Campaign (also known as "testing the waters") permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit D. Some of these communications may not have included proper disclaimers required for a Reservation Campaign.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the

Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE ((Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of the Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Securities and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Investors will not become equity holders until the Company decides to convert the Securities or until there is a change of control or sale of substantially all of the Company's assets. The Investor may never directly hold equity in the Company.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Company or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted (the occurrence of which cannot be guaranteed). Under the terms of the Securities, a third-party designated by the Company will exercise voting control over the Securities. Upon conversion, the Securities will **continue** to be voted in line with the designee identified or pursuant to a voting agreement related to the equity securities the Security is converted into. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive securities in the form of shares of Series B-CF Preferred Stock and such shares would be required to be subject to the terms of the Securities that allows a designee to vote their shares of Series B-CF Preferred Stock consistent with the terms of the Security. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Any equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Any equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit B.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. No holders of any of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their subscription amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Geoship S.P.C. designs and manufactures ceramic composite homes, ceramic building materials, and related products and services.

The Company conducts business in California and Washington and sells products and services through the internet throughout the United States and internationally.

Geoship designs and manufactures ceramic composite homes, auxiliary dwellings, ceramic building materials, and related products and services. We transform raw minerals and natural fibers into finished building components. Our components are packed into a shipping container and assembled on-site. We offer an end-to-end solution which reduces the costs and inefficiencies that have plagued the home building industry.

Business Plan

Geoship designs and manufactures ceramic composite homes, auxiliary dwellings, ceramic building materials, and related products and services. Our inputs are raw minerals, natural fibers, and glass. Our outputs are kits of prefabricated building components. The components are packed into shipping containers and assembled on-site into residential dwellings. We aim to offer an end to end solution which reduces the costs and inefficiencies that have plagued the home building industry.

The Company's Products and/or Services

Product / Service	Description	Current Market
GeoRok Materials	Ceramic Building Materials	Direct to business, natural builders and quantum city builders.
Bioceramic Domes	All-Ceramic Composite Residential Buildings	Direct to consumer, cultural creatives and communities of cultural creatives.

Competition

Geoship's core business is vertically integrated construction. The company is industrializing and productizing Natural Homebuilding. Several key competitors are working toward productizing the conventional building industry, through vertically integrated construction models. The notable players are Mighty Buildings, Cover Build, ICON, Katerra, Plant Prefab, and Boxabl. While these other manufacturers are targeting the conventional building market, Geoship targets the fledgling and largely inaccessible natural building market.

Through differentiation and low cost, Geoship creates a new market - Natural Ceramic Homebuilding. Vertically integrated construction companies compete on distinctiveness, luxury, resilience, sustainability, and price. Geoship offers a product that raises the bar in each of those dimensions, while raising factors relevant to a whole new market — Natural Materials, Natural Geometry, Holistic Wellness, Ultra Efficiency, Ultra Long Life, and Village Building.

The markets in which our products are sold are highly competitive. Our products compete against substitute products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, and value are important differentiating factors.

Customer Base

We sell our bioceramic domes on the direct-to-consumer market, we also connect consumers into communities and sell to community organizations. Our customers are the change makers of all ages.

We sell our ceramic building materials on the direct-to-business market. Our customers are natural builders and quantum city builders.

Supply Chain

Geoship sources raw minerals off the commodities market. The company is able to select from multiple suppliers. Furthermore, there are many different chemically bonded ceramic and geopolymer chemistries that may be substituted into the Geoship product. As Geoship scales, the company anticipates vertically integrating into raw mineral mining and refining. The raw minerals that Geoship utilizes can be sourced from many current and emerging waste streams including seawater desalination, wastewater treatment, and EV battery mining operations.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
63/327157	Injection molded	Injection molded chemically bonded	4/4/2022	4/4/2022	USA

	chemically bonded ceramic building components	ceramic building components			
63/327182	Building system for constructing tessellated structures	Building system for constructing tessellated structures	4/4/2022	4/4/2022	USA

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	6%	$264,000
Product Development	47%	$11,750	30%	$1,320,000
Product Marketing	47%	$11,750	10%	$440,000
Hiring	0%	$0	54%	$2,376,000
Total	**100%**	**$25,000**	**100%**	**$4,400,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above intended to assist you in understanding how the offering proceeds will be used.

Product Development: The Company expects to use approximately 47% of the proceeds from the Target Offering Amount and 30% of the proceeds from the Maximum Offering Amount for product development.

Product Marketing: The Company expects to use approximately 47% of the proceeds from the Target Offering Amount and 10% of the proceeds from the Maximum Offering Amount for product marketing.

Hiring: The Company expects to use approximately 54% of the proceeds from the Maximum Offering Amount to pay for hiring expenses.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Morgan Bierschenk	Co-Founder, Director, CEO	Co-Founder and CEO of Geoship S.P.C. (2014 – Present); Morgan's primary role is with Geoship. As CEO, he is generally responsible for the overall success of the Company and for making top-level managerial decisions. His primary duties include communicating, on behalf of the Company, with shareholders, government entities, and the public; leading the strategic execution of Geoship's short-term and long-term objectives; creating and implementing the Company's vision and mission; evaluating the work of other executive leaders and personnel within the Company; maintaining awareness of the regenerative architecture landscape, expansion opportunities, and industry developments; ensuring that the Company serves its shareholders with high levels of social and ecological responsibility wherever it does business; assessing risks to the Company; setting strategic goals and making sure they are measured and met with skillful means	Washington State University – Bachelors of Science in Industrial Engineering and Computer Information Systems (2000)
Bastiaan Kools	Co-Founder, Secretary, Director, Design and Creative Team	Co-Founder, Design and Creative Team with Geoship S.P.C. (2016 – Present); As the Creative Director, he is generally responsible for customer experience and product interaction design and has served in this capacity since shortly after inception. Bastiaan's current primary role in the company is to design the experience of future customers and stakeholders, both in the digital realm and the physical product realm. Through close collaboration, the Geoship founding partners, the team, and external experts, design the optimal product experience through all stages of growth.	Royal College of Art – Master's degree (2007)
Adam Bierschenk	Co-Founder, Director, Engineering and Manufacturing Team	Co-Founder, Engineering and Manufacturing Team with Geoship S.P.C. (2014 – Present); Adam ensures the product's design for manufacturing, creating CAD models, CNC machining, injection molding/casting process creation to execution, quality control and installations.	Autodidact

| Joseph Leibovich | Advisor and Director | Advisor and Board Member with Geoship S.P.C. (June 2021 – Present); Joe supports the work of Geoship and provides leadership and strategic governance | University of Albany, BA Economics, (2000) |
| | | President, Service First Processing (2012-Present); responsible for the general operations and oversight of the company | |

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Washington law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 25,000,000 shares of common stock of which 11,831,643 are issued and outstanding, par value $0.0001 per share (the "**Common Stock**"), 5,000,000 shares of preferred stock of which 0 are issued and outstanding, par value $0.0001 per share (the "**Preferred Stock**"), and 10,000,000 shares under the 2017 Equity Incentive Plan of which 9,029,860 are issued and outstanding (the "**Equity Incentive Plan**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 11,831,643 shares of Common Stock and 0 shares of Preferred Stock will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	11,831,643
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more capital stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	54.19%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	2017 Equity Incentive Plan
Amount Authorized / Amount Outstanding	10,000,000 / 9,029,860
Voting Rights	1 vote per share
Anti-Dilution Rights	None
Material Terms	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more capital stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	45.81%

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

Type	Promissory Note
Creditor	Masters of the Void Organization, LLC
Amount Outstanding	$1,000,000
Interest Rate and Amortization Schedule	1.5% - from October 1, 2020 – October 1, 2023 7.2% - October 1, 2023 – Maturity Date
Description of Collateral	Second priority lien on certain real estate and improvements located at 12435 Bitney Springs Road, Nevada City, CA.
Other Material Terms	None
Maturity Date	October 1, 2030
Date Entered Into	July 1, 2020

Type	Promissory Note
Creditor	Joseph Leibovich
Amount Outstanding	$150,000
Interest Rate and Amortization Schedule	15%
Description of Collateral	First priority lien on certain real estate and improvements located at 12435 Bitney Springs Road, Nevada City, CA.
Other Material Terms	None
Maturity Date	April 3, 2023
Date Entered Into	Oct 3, 2022

Type	Promissory Note
Creditor	Jeffery Mendelsohn
Amount Outstanding	$75,000
Interest Rate and Amortization Schedule	8%
Description of Collateral	None
Other Material Terms	None
Maturity Date	July 22, 2022
Date Entered Into	April 22, 2022

Type	Promissory Note
Creditor	Aaron Malone
Amount Outstanding	$20,000
Interest Rate and Amortization Schedule	15%
Description of Collateral	None
Other Material Terms	The Note shall be payable in one installment of $20,750.
Maturity Date	April 20, 2022
Date Entered Into	January 20, 2022

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Morgan Bierschenk	7,000,000 shares of Common Stock	59.16%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of December 31, 2022 the Company had an aggregate of $109,923.86 in cash and cash equivalents, leaving the Company with approximately 5-6 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company intends to increase the capacity of its pilot dome manufacturing plant in 2023, and build its first volume manufacturing plant in 2024/2025. We expect to spend approximately $500k on capital expenditures in 2023, and approximately $10m - $30m in 2024/2025.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Company has ascribed no pre-Offering valuation to the Company; the Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Material Changes and Other Information

None.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	N/A – in exchange for the execution of a Promissory Note Agreement	499,800 shares of Common Stock	N/A	July 9, 2020	Section 4(a)(2)
Common Stock	N/A – conversion of SAFE dated December 19, 2018	55,533 shares of Common Stock	N/A	September 11, 2020	Section 4(a)(2)
SAFE	$39,720	1 SAFE	Working Capital	September 11, 2019	Regulation D, 506(c)
Stock Options	N/A	9,057,360 shares of Common Stock	N/A	April 1, 2021 - Present	Rule 701
SAFE	$10,000	1 SAFE	Product development and administrative	December 19, 2018	Regulation D, 506(b)
Common Stock	$300,000	521,739 shares of Common Stock	Bridge investment to reach a major milestone before launching 2021 Reg CF	July 20, 2021	Regulation D, 506(b)
Common Stock	$9,801	33,000 shares of Common Stock	Working Capital	January 24, 2020	Section 4(a)(2)
Common Stock	$23,310.60	63,317 shares of Common Stock	Working Capital	May 12, 2020	Section 4(a)(2)
Common Stock	$29,999.97	101,010 shares of Common Stock	Working Capital	February 8, 2020	Section 4(a)(2)
Common Stock	$63,111.57	197,327 shares of Common Stock	Product Development	January 23, 2020 – May 12, 2020	Regulation D, 506(b)
Common Stock	$1,069,855.02	2,193,046 shares of Common Stock	Working Capital	July 1, 2020	Regulation CF
Common Stock	$495,439.10	259,931 shares of Common Stock	Working Capital	May 25, 2022	Regulation CF

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

- In July 2017, the Company entered into a loan agreement with the Morgan Bierschenk for a principal amount of $18,491. The loan is non-interest bearing and matured 72 months after the agreement. In 2019, an additional $200 was advanced. During the year ended December 31, 2020, the entire unpaid balance of $18,691 was repaid.
- In July 12, 2017, the Company entered into an Investment Letter with Morgan Bierschenk for the subscription of 2,000,000 shares of the Company's Common Stock.
- During the year ended December 31, 2020, the founder borrowed $10,620 from the Company and made repayments of $1,100. The balance of this note is $9,520 as of December 31, 2020. The advance is non-interest bearing, unsecured and is due after a 24-month term in June 2022. In 2021, the amount was repaid as a form of compensation.
- On April 1, 2021, the Company entered into that certain Stock Option Agreement with Bastiaan Kools, where Mr. Kools was granted 3,500,000 shares of the Company's Common Stock.
- On April 1, 2021, the Company entered into that certain Stock Option Agreement with Adam Bierschenk, where Mr. Bierschenk was granted 3,500,000 shares of the Company's Common Stock.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such

investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.geoship.is.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Morgan Bierschenk *Morgan Bierschenk*
_____
(Signature)

Morgan Bierschenk
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Morgan Bierschenk *Morgan Bierschenk*
_____
(Signature)

Morgan Bierschenk
_____
(Name)

Director
_____
(Title)

January 30, 2023
_____
(Date)

/s/ Adam Bierschenk *ARB*
_____
(Signature)

Adam Bierschenk
_____
(Name)

Director
_____
(Title)

January 30, 2023
_____
(Date)

/s/ Bastiaan Kools *Bastiaan Kools*
_____
(Signature)

Bastiaan Kools
_____
(Name)

Director
_____
(Title)

January 30, 2023
_____
(Date)

/s/ Joseph Leibovich
_____
(Signature)

Joseph Leibovich
_____
(Name)

Director
_____
(Title)

January 30, 2023
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

GEOSHIP S.P.C.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2021 and 2020



To the Board of Directors of
Geoship S.P.C.
Nevada City, CA

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statements of Geoship S.P.C. (the "Company") which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, changes in stockholder's equity/(deficit), and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company has not generated significant revenues profits since inception, has sustained net losses of $1,664,552 and $2,822,598 for the years ended December 31, 2021 and 2020 respectively, and has incurred negative cash flows from operations for the years ended December 31, 2021 and 2020. As of December 31, 2021, the Company had an accumulated deficit of $4,808,910. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com



In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Artesian CPA, LLC

Denver, Colorado
April 28, 2022

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com


GEOSHIP S.P.C.

BALANCE SHEETS


	December 31,	
	2021	**2020**
ASSETS		
Current assets:		
Cash and cash equivalents	$ 40,707	$ 500,565
Accounts receivable	4,768	-
Subscription receivable	163,831	29,079
Inventory	14,176	14,176
Funds held in escrow	803	22,946
Total current assets	224,285	566,766
Due from shareholder	-	9,520
Land	504,000	504,000
Property, plant, and equipment, net	43,339	55,854
Deposits	26,235	26,235
Total assets	$ 797,859	$ 1,162,375
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current liabilities:		
Accounts payable	$ 5,229	$ 32,952
Accrued expenses	37,302	32,409
Deferred revenue	215,117	22,560
Note payable	75,000	-
Total current liabilities	332,648	87,921
Note payable, net of unamortized discount	792,470	768,087
Future equity obligations	-	75,000
Total liabilities	1,125,118	931,008
Commitments and contingencies (Note 10)		
Stockholders' equity (deficit):		
Preferred stock, $0.0001 par value, 5,000,000 shares authorized, no shares issued or outstanding	-	-
Common stock, $0.0001 par value, 25,000,000 shares authorized, 14,687,368 and 14,049,973 shares issued and outstanding as of December 31, 2021 and 2020, respectively	1,469	1,405
Additional paid-in capital	4,480,182	3,374,320
Accumulated deficit	(4,808,910)	(3,144,358)
Total stockholders' equity (deficit)	(327,259)	231,367
Total liabilities and stockholders' equity (deficit)	$ 797,859	$ 1,162,375

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

GEOSHIP S.P.C.
STATEMENTS OF OPERATIONS

	Year Ended December 31,	
	2021	**2020**
Revenues	$ 2,384	$ -
Operating expenses:		
General and administrative	1,089,313	2,244,448
Sales and marketing	9,730	40,443
Research and development	504,510	518,289
Total operating expenses	1,603,553	2,803,180
Loss from operations	(1,601,169)	(2,803,180)
Other income (expense):		
Interest expense	(63,383)	(19,418)
Total other income (expense), net	(63,383)	(19,418)
Provision for income taxes	-	-
Net loss	$ (1,664,552)	$ (2,822,598)
Weighted average common shares outstanding - basic and diluted	14,285,339	12,719,256
Net loss per common share - basic and diluted	$ (0.12)	$ (0.22)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

GEOSHIP S.P.C.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount			
Balances at December 31, 2019	-	$ -	10,660,000	$ 1,066	$ 125,934	$ (321,760)	$ (194,760)
Issuance of common stock	-	-	2,390,373	239	1,132,755	-	1,132,994
Offering costs	-	-	-	-	(116,283)	-	(116,283)
Conversions of SAFEs into common stock	-	-	499,800	50	79,950	-	80,000
Common shares issued in connection with note payable	-	-	499,800	50	243,781	-	243,831
Stock-based compensation expense	-	-	-	-	1,908,183	-	1,908,183
Net loss	-	-	-	-	-	(2,822,598)	(2,822,598)
Balances at December 31, 2020	-	-	14,049,973	1,405	3,374,320	(3,144,358)	231,367
Issuance of common stock	-	-	637,395	64	491,863	-	491,927
Offering costs	-	-	-	-	(63,076)	-	(63,076)
Stock-based compensation expense	-	-	-	-	677,075	-	677,075
Net loss	-	-	-	-	-	(1,664,552)	(1,664,552)
Balances at December 31, 2021	-	$ -	14,687,368	$ 1,469	$ 4,480,182	$ (4,808,910)	$ (327,259)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

GEOSHIP S.P.C.

STATEMENTS OF CASH FLOWS

		Year Ended December 31,		
		2021		**2020**
Cash flows from operating activities:				
Net loss	$	(1,664,552)	$	(2,822,598)
Adjustments to reconcile net loss to net cash used in operating activities:				
Stock-based compensation expense		677,075		1,908,183
Amortization of loan discount		24,383		11,918
Depreciation		12,515		721
Due from shareholder charged to compensation		9,520		-
Changes in operating assets and liabilities:				
Inventory		-		(14,176)
Accounts receivable		(4,768)		-
Funds held in escrow		22,143		(22,946)
Accounts payable		(27,723)		24,688
Accrued expenses		4,893		32,409
Deferred revenue		161,576		-
Net cash used in operating activities		(784,938)		(881,801)
Cash flows from investing activities:				
Land acquisition		-		(504,000)
Purchase of property, plant and equipment		-		(54,365)
Advances to related parties, net		-		(9,520)
Deposits		-		(26,235)
Net cash used in investing activities		-		(594,120)
Cash flows from financing activities:				
Proceeds from note payables		-		1,000,000
Repayment of related party loan payable		-		(18,691)
Repayment of loan payable		-		(14,720)
Issuance of common stock		491,927		1,132,994
Subscription receivable		(134,752)		(29,079)
Offering costs		(32,095)		(101,283)
Net cash provided by financing activities		325,080		1,969,221
Net change in cash and cash equivalents		(459,858)		493,300
Cash and cash equivalents at beginning of year		500,565		7,265
Cash and cash equivalents at end of year	$	40,707	$	500,565
Supplemental disclosure of cash flow information:				
Cash paid for income taxes	$	-	$	-
Cash paid for interest	$	15,000	$	-
Supplemental disclosure of non-cash investing and financing activities:				
Conversions of SAFEs into common stock	$	-	$	80,000
Conversion of SAFE into note payable	$	75,000	$	-
Common shares issued in connection with note payable	$	-	$	243,831
Deferred revenue in connection with issuance of common stock	$	30,981	$	15,000

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

GEOSHIP S.P.C.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS THEN ENDED

1. **NATURE OF OPERATIONS**

   Geoship S.P.C. (the "Company") was formed on January 24, 2014 as a Washington social purpose corporation. The Company designs and produces affordable, regenerative, resilient, and healthy homes. The Company's vision is a revolution in homebuilding, aiming to reconnect human communities and the natural world. Our social purpose is to create tools for healthy living in community in harmony with nature. The Company is headquartered in Nevada City, California.

2. **GOING CONCERN**

   The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

   The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $1,664,552 and $2,822,598 for the years ended December 31, 2021 and 2020, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2021 and 2020. As of December 31, 2021, the Company had an accumulated deficit of $4,808,910, limited liquid assets with $40,707 of cash and a working capital deficit of $108,363. These factors raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional financing. Through the date the financial statements were available to be issued, the Company has been financed by the issuance of common stock, note payables and Simple Agreement for Future Equity ("SAFE") amounts. No assurances can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities as a result of this uncertainty.

3. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Basis of Presentation

   The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company has adopted the calendar year as its basis of reporting. .

   Use of Estimates

   The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, inventory, revenue recognition and the valuations of common stock. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

   Concentrations of Credit Risk

   Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At December 31, 2021 and 2020, all of the Company's cash and cash equivalents were held at accredited financial institutions. As of December 31, 2020, the Company had $52,015 in excess of insured amounts.

Risks and Uncertainties

The Company is dependent upon additional capital resources for its planned full-scale operations and is subject to significant risks and uncertainties; including failing to secure funding to continue to operationalize the Company's plans or failing to profitably operate the business.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company's assets and liabilities approximate their fair values.

Accounts Receivable

Accounts receivable are derived from products and services delivered to customers and are stated at their net realizable value. Each month, the Company reviews its receivables on a customer-by-customer basis and evaluates whether an allowance for doubtful accounts is necessary based on any known or perceived collection issues. Any balances that are eventually deemed uncollectible are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Subscription Receivable

The Company records stock issuances at the effective date. If the contribution is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the contributed capital is reclassified as a contra account to stockholders' equity (deficit) on the balance sheet.

Inventory

Inventories consist of components from the Company's suppliers. Costs of inventories include all costs incurred to bring inventory to its current condition, including inbound freight and duties. Inventory is recorded at the lower of cost or net realizable value using the specific identification method. If the Company determines that the estimated net realizable value of its inventory is less than the carrying value of such inventory, it records a charge to cost of net revenues to reflect the lower of cost or net realizable value. If actual market conditions are less favorable than those projected by the Company, further adjustments may be required that would increase the cost of goods sold in the period in which such a determination was made.

As of December 31, 2021 and 2020, the Company had $14,176 in raw material components.

Property, Plant and Equipment, Net and Land

Property and equipment, net includes long-term fixed assets such as machinery and equipment, reported, net of depreciation. Machinery and equipment is recorded at cost. The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $5,000 as property and equipment. Depreciation is expensed using the straight-line method over the estimated useful lives of the assets. During 2021 and 2020, all of the Company's property and equipment were depreciated over three to ten years. The Company's land is capitalized and not depreciated. Additions and improvements are capitalized while routine repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the historically recorded asset cost and accumulated depreciation are removed from the accounts and the net amount less proceeds from disposal is charged or credited to other income (expense). The Company reviews the recoverability of equipment, including the useful lives, on an annual basis or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment charge was considered necessary at December 31, 2021 or 2020.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. The Company did not record any impairment losses on long-lived assets during the years ended December 31, 2021 or 2020.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to stockholders' equity/(deficit) upon the completion of an offering or to expense if the offering is not completed.

Revenue Recognition

The Company adopted ASU 2014-09, *Revenue from Contracts with Customers*, and its related amendments (collectively known as "ASC 606"), effective January 1, 2018. The Company determines revenue recognition through the following steps:

- Identification of a contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when performance obligations are satisfied through the transfer of control of promised goods to the Company's customers in an amount that reflects the consideration expected to be received in exchange for transferring goods or services to customers. Control transfers once a customer has the ability to direct the use of, and obtain substantially all of the benefits from, the product. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance.

In 2019, revenue primarily consisted of consulting design services to a customer and were recognized as the services were performed. In 2021, revenue primarily consisted of sales of raw materials to a customer and were recognized when the materials were delivered to the customer. The Company has taken pre-sale deposits on future products for several years, which are recorded to deferred revenues on the balance sheet and totaled to $215,117 and $22,560 as of December 31, 2021 and 2020, respectively.

Advertising Costs

Advertising costs are expended as incurred. During the years ended December 31, 2021 and 2020, advertising costs were $9,730 and $40,443, respectively, which are included in sales and marketing expenses in the statements of operations.

General and Administrative Expenses

General and administrative expenses consist primarily of payroll and payroll-related benefits and taxes, professional services, administrative expenditures, and information technology.

Research and Development Expenses

Costs related to development of the Company's products are included in research and development expenses and are expensed as incurred.

Convertible Instruments

GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable GAAP.

Stock-Based Compensation

The Company measures all stock-based awards granted to employees and directors based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. The Company issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient's payroll costs are classified or in which the award recipient's service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2021 and 2020, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items outstanding as of December 31, 2021 consist of outstanding options (Note 7).

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842)*. This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company is continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350), simplifying Accounting for Goodwill Impairment ("ASU 2017-04"). ASU 2017-04 removes the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment will now be the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently evaluating the impact the adoption of ASU 2017-04 will have on the Company's financial statements.

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity; Own Equity ("ASU 2020-06"), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company is currently evaluating the impact the adoption of ASU 2020-06 will have on the Company's financial statements.

Management does not believe that any other recently issued accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4. **PROPERTY, PLANT AND EQUIPMENT, NET AND LAND**

Property, plant and equipment, net and land consists of the following:

	December 31,	
	2021	**2020**
Land	$ 504,000	$ 504,000
Machinery and manufacturing equipment	62,748	62,748
Property, plant and equipment, gross and land	566,748	566,748
Less: Accumulated depreciation	(19,409)	(6,894)
Property, plant and equipment, net and land	$ 547,339	$ 559,854

Depreciation expense of $12,515 and $721 for the years ended December 31, 2021 and 2020, respectively, were included in general and administrative expenses in the statements of operations.

5. **DEBT**

Loan Payable, Related Party

In July 2017, the Company entered into a loan agreement with the founder for a principal amount of $18,491. The loan is non-interest bearing and matured 72 months after the agreement. In 2019, an additional $200 was advanced. During the year ended December 31, 2020, the entire unpaid balance of $18,691 was repaid.

2019 Note Payable

In 2019, the Company entered into a loan agreement with a third-party lender for proceeds of $5,000. In 2020, the entire unpaid balance was repaid.

2020 Note Payable

In July 2020, the Company entered into a promissory note with a third-party lender for principal amount and proceeds of $1,000,000. The note requires quarterly payments of interest-only commencing October 1, 2020. The loan bears interest at 1.5% per annum from the issuance date through October 1, 2023, when the interest rate increases to 7.2% per annum. The note matures on October 1, 2030, when all principal and any accrued interest becomes due. The note is secured by a first priority lien on certain real estate and improvements of the Company. Repayment may be made with the Company's products at a 18-23% discount, with the lenders approval. The lender is entitled to an 11% discount on the Company's products for 21 years.

In connection with the note, the Company issued 499,800 shares of common stock to the lender. The fair value of $243,831 is included as a debt discount and will be amortized over the life of the loan. During the years ended December 31, 2021 and 2020, the Company amortized $24,383 and $11,918 of the debt discount, respectively, which is included in interest expense in the statements of operations. As of December 31, 2021 and 2020, the balance of the note payable, net of the unamortized discount, was $792,470 and $768,087, respectively. The outstanding principal balance was $1,000,000 as of December 31, 2021 and 2020.

Interest expense pertaining to the note was $15,000 and $7,500 during the years ended December 31, 2021 and 2020, respectively. As of December 31, 2021, all interest had been paid.

Future Equity Obligations

From 2014 through 2019, the Company entered into several SAFE agreements for an aggregate purchase amount of $155,000, including proceeds from 2019 agreements for $39,000.

During the year ended December 31, 2020, certain SAFE agreements totaling $80,000 were converted into 499,800 shares of common stock pursuant to conversion agreements. As of December 31, 2020, there was $75,000 in outstanding SAFE obligations.

In December 2021, the Company entered into a promissory note agreement with a lender to replace the previously outstanding $75,000 SAFE agreement. Under this promissory note, the Company agrees to accrue and pay interest at a rate of 8% beginning January 1, 2018. The loan matures in July 2022. As of December 31, 2021, the outstanding principal of the note was $75,000 and there were no outstanding SAFE obligations. As of December 31, 2021, accrued interest pertaining to this note was $24,000, which was charged to interest expense for the year ended December 31, 2021.

6. STOCKHOLDERS' EQUITY (DEFICT)

As of December 31, 2021 and 2020, the Company was authorized to issue a total of 5,000,000 shares of preferred stock and 25,000,000 shares of common stock, both $0.0001 par value.

The shares of the preferred class may be divided into and issued in series. Authority is vested in the Board of Directors, subject to the limitations and procedures prescribed by law, to divide any part or all of such preferred class into any number of series, to fix and determine relative rights and preferences of the shares of any series to be established, and to amend the rights and preferences of the shares of any series that has been established but is wholly unissued.

During the year ended December 31, 2020, the Company issued 2,193,046 shares of common stock pursuant to a Regulation CF offering for gross proceeds of $1,069,895. The Company incurred offering costs of $116,283 and had funds in escrow pertaining to the offering of $22,946 and has a subscription receivable of $29,079 as of December 31, 2020. As of December 31, 2021, the Company had funds in escrow of $803.

During the year ended December 31, 2020, the Company issued 197,327 shares of common stock pursuant to a Regulation 506(b) offering for gross proceeds of $63,100. As part of the equity issuance, certain investors received a discount on future product orders totaling $15,000, which is included as deferred revenue on the balance sheets.

During the year ended December 31, 2020, certain SAFE agreements totaling $80,000 were converted into 499,800 shares of common stock pursuant to conversion agreements.

In connection with a note issued in July 2020 (see Note 5), the Company issued 499,800 shares of common stock for a fair value of $243,831.

The CEO intends to return 3,000,000 shares of common stock back to the Company at no cost to the Company, for the purposes of issuances under the 2017 Equity Incentive Plan (see Note 7). The return of these shares to the Company is still in process as of December 31, 2021.

During the year ended December 31, 2021, the Company issued 115,656 shares of common stock pursuant to a Regulation CF offering for gross proceeds of $191,927. The Company incurred offering costs of $32,095 and has a subscription receivable of $163,831 as of December 31, 2021. As part of the equity issuance, certain investors received a discount on future product orders totaling $30,981, which is included as deferred revenue on the balance sheets.

During the year ended December 31, 2021, the Company issued 521,739 shares of common stock pursuant to a Regulation 506(b) offering for gross proceeds of $300,000.

As of December 31, 2021 and 2020, the Company had 14,687,368 and 14,049,973 shares of common stock outstanding, respectively.

7. STOCK-BASED COMPENSATION

2017 Stock Plan

The Company has adopted the 2017 Equity Incentive Plan ("2017 Plan"), which provides for the grant of shares of stock options and restricted stock awards to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2017 Plan was 10,000,000 shares as of December 31, 2021. The options have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the 2017 Plan's inception. Stock options granted under the 2017 Plan typically vest between immediate and five-year periods. As of December 31, 2021, there were 952,540 shares available for future issuance.

A summary of information related to stock options is as follows:

	Options	Weighted Average Exercise Price	Intrinsic Value
Outstanding as of December 31, 2019	-	$ -	$ -
Granted	9,173,660	0.10	
Exercised	-	-	
Forfeited	-	-	
Outstanding as of December 31, 2020	9,173,660	$ 0.10	$ 3,572,904
Granted	457,000	0.18	
Exercised	-	-	
Forfeited	(583,200)	0.19	
Outstanding as of December 31, 2021	9,047,460	$ 0.10	$ 14,141,264
Exercisable as of December 31, 2021	6,289,831	$ 0.10	$ 9,893,828

	December 31,	
	2021	2020
Weighted average grant-date fair value of options granted during year	$0.46	$0.41
Weighted average duration (years) to expiration of outstanding options at year-end	9.25	9.88

In 2021, the Company modified a stock option granted during 2020; increasing the total amount granted to 340,000 options from 321,000 and modifying the exercise price to $0.06 from $0.12. This modification is presented as forfeited and granted in the table above.

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted to employees and directors:

	December 31,	
	2021	2020
Risk-free interest rate	0.90% - 1.21%	0.41% - 0.54%
Expected term (in years)	5.0 - 7.5	5.0 - 6.3
Expected volatility	48.80%	48.80%
Expected dividend yield	0%	0%

The total grant-date fair value of the options granted during the years ended December 31, 2021 and 2020 was $211,360 and $3,718,661, respectively. Stock-based compensation expense for stock options of $677,075 and $1,908,183 was recognized under FASB ASC 718 for the years ended December 31, 2021 and 2020, respectively. Total unrecognized compensation cost related to non-vested stock option awards amounted to $1,142,403 as of December 31, 2021 and will be recognized over a weighted average period of 41 months as of December 31, 2021.

Classification

Stock-based compensation expense was classified in the statements of operations as follows:

	Year Ended December 31,	
	2021	2020
General and administrative expenses	$ 573,545	$ 1,653,800
Research and development expenses	103,530	254,384
	$ 677,075	$ 1,908,183

8. **INCOME TAXES**

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to net operating loss carryforwards. As of December 31, 2021 and 2020, the Company had net deferred tax assets before valuation allowance of $589,095 and $321,477, respectively. The following table presents the deferred tax assets and liabilities by source:

| | December 31, | |
	2021	2020
Deferred tax assets:		
Net operating loss carryforwards	$ 589,095	$ 321,477
Valuation allowance	(589,095)	(321,477)
Net deferred tax assets	$ -	$ -

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2021 and 2020, cumulative losses through December 31, 2021, and no history of generating taxable income. Therefore, valuation allowances of $589,095 and $321,477 were recorded as of December 31, 2021 and 2020, respectively. Valuation allowance increased by $267,618 and $253,105 during the years ended December 31, 2021 and 2020, respectively. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 28%. The effective rate is reduced to 0% for 2021 and 2020 due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2021 and 2020, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $2,105,145 and $1,148,804, respectively. The Company's net operating loss carryforwards begin to expire in 2034.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2019-2021 tax years remain open to examination.

9. **RELATED PARTY TRANSACTIONS**

Refer to Note 5 for detail of related party loan payables.

During the year ended December 31, 2020, the founder borrowed $10,620 from the Company and made repayments of $1,100. The balance of this note is $9,520 as of December 31, 2020. The advance was non-interest bearing, unsecured and was due after a 24-month term in June 2022. In 2021, the amount was repaid as a form of compensation.

10. **COMMITMENTS AND CONTINGENCIES**

Lease Commitments

As of December 31, 2021, the Company had a month-to-month lease agreement for a warehouse space in Nevada City, California. The base monthly rent is $4,800 - $5,000.

The Company has a month-to-month lease agreement for certain equipment with varying monthly payments based on usage. Total rent expense related to this agreement for the year ended December 31, 2021 was $7,759.

See Independent Auditor's report.

The Company had a month-to-month lease agreement for office space with monthly rent of $3,270 that ended in May 2020.

Total rent expense for the years ended December 31, 2021 and 2020 were $60,240 and $57,825, respectively.

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

11. SUBSEQUENT EVENTS

In January 2022, the Company entered into a promissory note agreement for $20,000, bearing interest at 15% and due in April 2022.

Through the issuance date, the Company has raised an aggregate of $520,593 in proceeds from its ongoing Regulation CF offering, including the amounts as mentioned above in Note 6.

Management has evaluated subsequent events through April 28, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

EXHIBIT B

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE SUBSCRIPTION OF THE SECURITIES BY ANY FOREIGN SUBSCRIBER.

GEOSHIP S.P.C.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2023

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2023 Crowd SAFE holders, "**Investors**") of $[________] (the "**Subscription Amount**") on or about [Date of Crowd SAFE], Geoship S.P.C., a Washington social purpose corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $36,000,000 for each investor who invests during the first tranche of the Offering, which includes the initial subscriptions amounting up to and including a sum of $1,000,000.00 USD ("**Early Investors**") and $45,000,000 for each investor who invests during the second tranche of the Offering, which includes all subscriptions from $1,000,000.01 USD to $4,400,000.00 USD ("**Standard Investors**").

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Subscription Amount to Capital Stock; or (2) issue to the Investor a number of shares of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of Capital Stock shall equal the quotient obtained by dividing (x) the Subscription Amount by (y) the **First Equity Financing Price** (as defined below).

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Subscription Amount to Capital Stock; or (2) issue to the Investor a number of shares of Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of such Capital Stock shall equal to the quotient obtained by dividing (x) the Subscription Amount by (y) the First Equity Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Subscription Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Subscription Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, each Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Subscription Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Subscription Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts. In connection with this Section 1(b), the Subscription Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Not withstanding Section 1(b)(i)(2) or Section 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c)   **Dissolution Event**.   If there is a Dissolution Event (defined below) before this instrument terminates in accordance with Section 1(a) or Section 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d) **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or Section 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.0001 per share, of the Company.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Capital Stock to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than or equal to the Valuation Cap, the lowest price per share of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company..

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of Capital Stock issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to subscribe to this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the subscription of or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the subscription, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Subscription Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e) The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f) If the Investor intends to transfer the Crowd SAFE **("Transfer")** in accordance with this Section 5, the investor accepting transfer **("Transferee")** must pass and continue to comply with the Nominee's (as defined in **Exhibit A**) (and any applicable affiliate's) know your customer ("**KYC**") and anti-money laundering ("**AML**") policies and execute Exhibit A contemporaneously and in connection with the Transfer. The Investor understands that the Transferee's failure to pass the requisite KYC and AML procedures or to execute Exhibit A contemporaneously with the Transfer will render the Transfer void, null, unenforceable, and the Transferee will be unable to redeem their security.

(g) The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a) The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the subscription of this Crowd SAFE. The Investor agrees and understands that the Investor's failure to execute Exhibit A contemporaneously with this Crowd SAFE will render the Crowd SAFE void, null and unenforceable.

(b) The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(c) Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Subscription Amount of each Investors Crowd SAFE).

(d) Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(f)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(g)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(i)   All rights and obligations hereunder will be governed by the laws of the State of Washington, without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be within twenty-five miles of the Company's principal place of business. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

GEOSHIP S.P.C.

By:
Name: Morgan Bierschenk
Title: Chief Executive Officer
Address: 12394 Bitney Springs Road, Nevada City, CA 95959
Email: morgan@geoship.is

INVESTOR:
By:
Name:

EXHIBIT A

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby appointed to act on behalf of the Investor as agent and proxy in all respects under the Crowd SAFE Series 2023 issued by Geoship S.P.C. (the "**Security**"). The Nominee shall receive all notices and communications on behalf of the Investor, and cause the Security, or any securities which may be acquired upon conversion thereof (the "**Conversion Securities**") to be custodied with a qualified custodian of the Nominee's sole discretion ("**Custodial Conversion**"). The Nominee is authorized and empowered to undertake Custodial Conversion at any point after issuance of the Securities. To the extent the holders of Securities or Conversion Securities are entitled to vote at any meeting or take action by consent, Nominee is authorized and empowered to vote and act on behalf of Investor in all respects thereto (without prior or subsequent notice to the Investor) until the expiry of the Term (as defined below) (collectively the "**Nominee Services**"). Defined terms used in this Nominee Rider are controlled by the Security unless otherwise defined.

Nominee shall vote all such Securities and Conversion Securities consistently with at the direction of the Chief Executive Officer of Geoship S.P.C. Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Upon any conversion of the Securities into Conversion Securities of the Company, in accordance with the terms of the Securities, Nominee will execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other Securities of the same class issued by the Company that will convert in connection with the equity financing or corporate event and being the same as the subscribers in the equity financing or corporate transaction. The Investor acknowledges and agrees, as part of the process, the Nominee may open an account in the name of the Investor with a qualified custodian and allow the qualified custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor. Upon any such conversion or changing of title, Nominee will take reasonable steps to send notice to the Investor, including by e-mail, using the last known contact information of such Investor.

The "**Term**" the Nominee Services will be provided will be the earlier of the time which the Securities or any Conversion Securities are (i) terminated, (ii) registered under the Exchange Act, or (iii) the time which the Nominee, the Investor and the Company mutually agree to terminate the Nominee Services.

To the extent you provide the Issuer with any personally identifiable information (**"PII"**) in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's PII for these purposes during the Term and Investor acknowledges that the use of such PII is necessary for the Nominee to provide the Nominee Services.

(Remainder of Page Intentionally Blank – Signature Page to Follow)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR:

By:

Name:

Date:

NOMINEE:

Republic Investment Services LLC

By:

Name: Youngro Lee, President

Date:

COMPANY:

Geoship S.P.C.

By:

Name: Morgan Bierschenk, CEO

Date:

EXHIBIT C

Video Transcript

Our purpose is to CREATE TOOLS for communities to build THE MORE BEAUTIFUL WORLD they've imagined.

We're doing that by introducing a new technology for AFFORDABLE, SUSTAINABLE, HOME MANUFACTURING.

Ceramic HOMES combine a material science breakthrough in COLD-FIRED ceramics with nature's MOST efficient geometry. Cold-fired CERAMICS are a new family of HEALTHY and ENVIRONMENTALLY friendly materials.

The raw minerals can be harvested from MANY DIFFERENT waste stream sources, and the chemical composition is SIMILAR to bone. We BOOTSTRAPPED Geoship for almost FIVE YEARS. THEN, over 2,000 investors and early adopters JOINED our mission. Because the homes and communities we LIVE IN play a FUNDAMENTAL role in our LIVES and GROWTH as HUMAN BEINGS.

Geoship offers an OPPORTUNITY, to RETHINK our built environment and to IMPROVE the standard of living-together on this planet.

We are creating TOOLS for SOCIAL and ENVIRONMENTAL innovation. To support people in TAKING BETTER CARE of themselves, each other, and their environment. This is our FIRST ceramic home prototype.

The frame, exterior panels, and interior panels, are ALL CERAMIC and NATURAL FIBER composites.

Every part is cast from a PRECISION MOLD, to Maximize efficiency, Eliminate waste, and SIMPLIFY homebuilding.
Domes are the lightest, strongest, and most efficient form of housing.

THE PROBLEM was that domes were Hard to build, Hard to seal, and cost EVEN MORE than conventional homes.

Now we have 21st century materials and manufacturing technology, a growing number of people who want to live outside the box, and a HARD PRESS for sustainability and resilience.
Conventional houses made of Metal, Wood, Concrete and Petrochemicals have a HUGE ecological footprint.

They're vulnerable to natural disasters.

They require HUNDREDS of toxic chemicals.
And the COSTS? Are now unaffordable for around 70% of Americans.
Ceramic domes reduce the CARBON FOOTPRINT of housing by 90-97%.
(That's been validated by an independent carbon engineering firm.)

It's a major reduction in the energy required to manufacture, construct, operate, and maintain the house.

Ceramic domes are 100% NON-TOXIC and designed to restore the NATURAL light and electromagnetic environment We evolved with.

They're resilient to all forms of natural disasters including Fires, Floods, Hurricanes, AND Earthquakes.

Our cost estimate for a ceramic dome in California is at least 25% less than a conventional house.

As manufacturing scales, ceramic domes will LEAP onto a whole new affordability curve and cost MUCH LESS than conventional housing in EVERY location.

Geoship combines HOME MANUFACTURING with REGENERATIVE VILLAGE BUILDING, and a DECENTRALIZED COOPERATIVE MODEL, to create a POWERFUL SERVICE for humanity.

Our EARTHSHOT, is to make the BEST home on earth the MOST affordable one.

For a mission like this to be SUCCESSFUL we need collaborators like YOU, who are WILLING to take a chance by INVESTING and becoming EARLY ADOPTERS of this new technology.

THANK YOU VERY MUCH for your time. ENJOY learning more about this legacy project, and TELL your friends.

This video has no dialogue.

This video has no dialogue.

EXHIBIT D

"Testing the Waters" Communications









Republic

Company Name: Geoship

Logo

Headline: Solve the climate and housing crisis | Bioceramic Domes

SUSTAINABLE AFFORDABLE
HOME MANUFACTURING





Slides









Tags B2C, Coming Soon, Sustainability, Infrastructure, Manufacturing & Industrials, Crowd SAFE, Companies

Summary

- Climate tech housing solution, over 90% reduced carbon footprint
- Affordable housing solution, over 50% reduced cost

- Affordable housing solution, over 50% reduced cost
- Highly differentiated low-cost product for a $6.7T dollar market
- Installed the world's first ceramic geodesic dome
- $40M customer pipeline with deposits, $2.4B without deposits
- $2M+ raised to date, with 2,000+ community investors
- Evolving capitalism through Multi-Stakeholder Steward Ownership

Problem

We're in a vicious cycle:
The Climate-Housing Crisis

Homebuilding costs too much. Building construction and operation generate nearly 50% of global CO2 emissions. Extreme weather events are wreaking havoc on communities. Toxic materials and mold lead to chronic health issues, and loneliness has become an epidemic.

To house the 3.6 billion people joining our planet this century, we need 2 billion new homes, while reaching net-zero carbon emissions. Homebuilding will likely become the most pressing issue facing humanity this century.

The Climate-Housing Crisis
This crisis calls for holistic solutions. Investing in partial solutions is like stepping on the gas when you're headed for the cliff.
"I'm forced to choose between my conscience and my budget."
Unsustainable
Nearly 50% of global CO2 emissions come from building construction and operation.
"I'm just grateful to have a roof over my head."
Inaccessible
In 2021 the homebuilding industry built fewer homes, slower, and at higher cost than it did in 1954.
"My house
Unaffordable









"consumes well over half my income."

87.5 million American households (70% of the US population) cannot afford a median priced new home as of February 2022.



"I try not to think about the toxicity in my house."

Toxic

More than 70% of housing exposes people to harmful molds. Common building materials contain over 800 toxic chemicals.



"My dream is to live in true community."

Disconnected

The US surgeon general declares loneliness is more deadly than smoking 15 cigarettes a day.

Natural homebuilding is sustainable and healthy, but high levels of manual labor, struggles with code compliance, and regional variability prevents it from scaling. Fewer than 1/1,000 homes in the US are Natural Homes.

Natural Homebuilding scalability is low.



Cob
Made from subsoil, water, natual fiber, and sometimes lime.



Adobe
Constructed from stone, cement, or even seashells.



Strawbale
Bales of straw (commonly wheat, rice, rye and oats straw).



Hempcrete
Hemp hurd mixed with lime and water.

Solution

**Break the cycle:
22nd Century
Ceramic Dome Homes**

We industrialize and productize natural building with breakthrough material science and manufacturing technology.

The **Ultimate Climate Tech** housing solution.

  

Geodesic **Geometry**

The lightest, strongest, and most efficient structures known to man, Geodesic Domes minimize material usage while maximizing structual integrity. Geodesic geometry is found throughout the natural world.

Bioceramic **Material**

Bioceramic composites can rival the flexural strength of steel. They cure in minutes at room temperature and bond to natural fibers. Bioceramics mimic the chemical bonding that nature uses to form bone and seashells.

For more information see our FAQ's below.

Known by some as the Father of Sustainability, the great American Architect and Polymath, Buckminster Fuller dedicated his life to solving the climate-housing crisis.



Hazel Larsen Archer (American, 1921-2001),
"R. Buckminster Fuller at Black Mountain College" Summer 1948

When Fuller patented the geodesic dome in 1954, he estimated it'd be 50-100 years until we'd have the material science to manufacture domes. In 2005, the US National Labs announced a new class of cold-fired ceramic material to the world. Geoship introduces ceramic homebuilding.

Ceramic Homebuilding



Sustainable
90-99% reduced carbon footprint.



Affordable
Half the price of conventional housing.



Healthy
Natural homes for whole person healing.



Accessible
Manufactured in under 3 minutes.



Connected
It takes a village.

Product

Bioceramic Domes

Looks like the future. Because it is.

Geoship designs and manufactures natural ceramic home-building kits. Our precision-molded ceramic parts go together like LEGOs into healthy, sustainable, and resilient residential dwellings.

Your browser does not support HTML5 video.



Bioceramic Domes
Dwell in harmony.



Sustainable

- ✔ 10x Less CO2 footprint
- ✔ 10x More Energy efficient
- ✔ Zero Waste
- ✔ Ultra Long Life
- ✔ Utilizes Waste Streams
- ✔ Recyclable

Resilient

- ✔ To Fires
- ✔ Floods
- ✔ Hurricanes
- ✔ Earthquakes
- ✔ Bugs
- ✔ Dystopian Futures

Healthy

- ✔ 100% Non-Toxic
- ✔ Resists Mold Growth
- ✔ Antibacterial
- ✔ Brings Nature Inside
- ✔ Harmonizes EMF
- ✔ Emits FIR Light



Breathing Walls → ← Passive Solar

All Ceramic Construction ←

Great Circle Skylights

Biophilic Design ←

Interior Design System ←

Entrance and Dome Connector →

11 Inch Wide Insulation ←

Multi-Functional Foundation System

Natural Air Exchange ←

High Strength Ceramic Composite

Finite parts, infinite possibilities.

The domes come in multiple sizes that connect in many configurations: tiny homes, small homes, big homes, multi-family homes, creative studios, greenhouses, bath houses, and any space you might need. It's inexpensive, fast, durable, healthy, and natural.



—

10x Better Housing
A new archetype of home awaits.

Geoship brings the ultimate material and the ultimate geometry together. Bioceramic domes give us climate-wise homes to break the cycle and improve homebuilding in every dimension.

All-Ceramic Composites
Bioceramic Domes bypass all conventional building materials. The beams, panels, and insulation are all ceramic composites. We entrain the ceramic with air to make insulation. We combine the ceramic with natural fibers to form composite beams and panels that rival the strength of steel.

Sustainable — 90-99% reduced carbon footprint.
Bioceramic Domes dramatically reduce the embodied carbon, operational carbon, and recurrent carbon of housing (see whitepaper for 3rd party validation). With 10" insulation cavities, a tight envelope, and minimal surface area, Bioceramic Domes maximize energy efficiency. The ceramic material reflects over 80% of radiant heat, further increasing the insulation value.

Ceramic composites are fireproof to 2,300F. The geodesic dome is the most earthquake and hurricane-resistant structure known to man. It perfectly distributes stresses and strains. Bioceramic Domes can be repaired and resurfaced with the same ceramic material. There is nothing to rot, rust, or deteriorate. Our environmental goal is to build domes that last for over 500 years.

The raw minerals can be harvested from seawater desalination plants, sewage treatment plants, and other non-toxic waste stream sources. At the end of life, bioceramic panels can be recycled into new bioceramic panels, or pulverized and used as fertilizer.

Affordable — Half the price of conventional housing.
We estimate go-to-market turnkey prices to be $90,000 (375sf) to $380,000 (1,675sf) including everything: delivery, permitting, installation, mechanical systems, interior finishings, appliances, and land. As manufacturing scales, Bioceramic Domes will crater the cost of housing, while raising the bar for success in architecture.

Healthy — Natural homes for whole-person healing.
Geoship domes mimic the natural light and electromagnetic environment. The design uses earthing floors, natural spectrum light, 100% non-toxic materials, and natural geometry to restore the conditions that humans evolved with on Earth. The high dielectric ceramics and fractal geometry function like a stone circle or pyramid, bringing a sense of balance and harmony.

Bioceramics bond to metal aggregates and special formulations can be made to shield radiation or strengthen biophoton emissions. Professional athletes use bioceramic powders in clothing because they emit far-infrared light which is known to catalyze the body's natural healing process.

Accessible — Manufactured in under 3 minutes.
Bioceramic materials flash cure in seconds at room temperature. By manufacturing ceramic components, and assembling them on-site, we can manufacture and install homes with incredible speed and quality.

Connected — It takes a village.
The climate-housing crisis creates an urgent need for hyper-local and self-reliant villages. Through a decentralized platform, Geoship builds villages, not housing developments. Villagers participate in the design and development of the village.

Community Architecture

Villages bring **permaculture** and **placemaking** together with **community participation.**





Key Features

- ✔ **A Village Heart** - A gathering place, an urban center which accommodates daily life, community events, and celebrations.

- ✔ **An Overall Form** - Which determines a sense of boundary that makes the village both defined and aesthetic.

- ✔ **Permaculture** - The village extends the local ecosystem, with edible food forests, and community gardens that support resiliency.

- ✔ **Common Spaces** - Common spaces for working, meditating, practicing yoga, or bathing.

- ✔ **Gateways** - Mark openings, passages, and transitions into, out of, and within the village.

- ✔ **Active Nodes for Communication** - Crossroads work as connection points where "lives converge".

- ✔ **A Weave of Paths** - A network of paths connect place-nodes with several routes to each node.

- ✔ **Cultural Features** - Memorials or artwork created by villagers, establishing a strong sense of local identity.

Traction
We built the world's first ceramic geodesic dome

*Building the first dome inspired
our crew with a glimpse into the future!*



Prototype Design & Build

Computer Engineering | High Precision Moldmaking | Injection Molding Parts



All Components Ready!

Assembling the Frame

Ready for Panels!



Covered by the mainstream press

Forbes — "These Carbon-Neutral Bioceramic Geodesic Dome Homes Last 500 Years and Don't Rot, Burn, or Rust"

FAST COMPANY — "Are these fireproof, hurricane-proof geodesic domes the post-climate change house of the future?"

dwell — "The domes are built from bioceramic — a sturdy, recyclable material that offsets CO2."

Demonstrated product-market fit

- ✔ $40m sales pipeline with deposits.
- ✔ $2M+ in capital raised.
- ✔ 36,000+ community.

2,000+ community investors.

—
Established community partnerships
—

We have awesome community partners and some groundbreaking projects on the horizon!

Your browser does not support HTML5 video.

Partners & Projects

Zappos.com POWERED by SERVICE™
BUCKMINSTER FULLER INSTITUTE
MTVO
PACIFIC DOMES™
The City Repair Project
REGEN VILLAGES
organicarchitect™
RIPPLE PROJECT PLANT LIVE GROW
BIOGEOMETRY®
communitecture ARCHITECTURE | PLANNING | DESIGN
gather round.
SPHERICAL
unitism
PRÓSPERA


Homes For The Domeless
VEGAS

Geoship partners on a ground breaking cooperative program to serve homeless communities across the USA.


Ripple Project

Geoship Domes become one of the first permanent dwellings for the Burning Man community at Fly Ranch, through the Ripple Project.





Próspera

Próspera is the first charter city in the western hemisphere. Elevate human potential through radically human-centered governance.

—

Geoship Prototype Village
Purchased, zoned, and primed.

Geoship owns one hundred acres of land in Nevada County California. The land is zoned for mixed residential and light industrial use. It's here we built the first full dome prototype. Over the next two years, we plan to install more domes here, for customers and investors to experience.

Your browser does not support HTML5 video.

Customers

"This is how I want to live"

Housing as Climate Activism

Geoship customers are the change makers.

Our early adopters are already on board with sustainability and domes. Preorders roll in from single parents and couples who yearn to raise their children in community. We hear from people who dream of exotic retreat centers and from tech workers leaving the city to grow mushrooms with other digital nomads.

With a few customer domes installed, we partner with celebrity designers and influencers to expand mass appeal.

Climate activism grows stronger every year and with each generation. Buying the most sustainable, resilient, and healthy home is climate activism. It's becoming mainstream.

Business Model

Vertically Integrated Construction

This is the quantum leap

We achieve major cost reductions by using a new material science and geometry, allowing us to bypass scores of building products and whole supply chains.



Geoship manufactures ceramic components from raw minerals and natural fibers. The components pack into shipping containers and are quickly assembled on-site. Geoship sells ceramic homebuilding kits to visionary developers and communities, and direct to homebuyers.

High volume manufacturing of high margin homes.



Small Dome

Floor Area: 360 sf w/loft
Base Price: $33,000

Est COGs: $9,000

Big Dome

Floor Area: 1,040 sf w/loft
Base Price: $110,000

Est COGs: $24,000



	Base Price
	Interior Finishes
	Electrial/Mechanical
	Foundation
	Permits / Fees
	Deliver / Install

$215/sf Turnkey Price*

48% · 17% · 16% · 6% · 4% · 9%

Mold a house in 3 minutes

Geoship rapidly manufactures precision components of uniform size that make homebuilding faster than ever.

Cars are manufactured in less than a minute and require 30,000 parts to be assembled. Concrete blocks and shingles are cast by the trillions. We can manufacture a house at breakthrough speed by casting ceramic components that pack into shipping containers.

The on-site build generates practically zero waste, is free from toxic chemicals, and requires no nailing, measuring, or cutting. Building with 'geodesic LEGOs' is fast, safe, and fun.

Home Manufacturing Speeds

Casting is >10x faster than other manufacturing methods.

	Casting* (Geoship)	**Cutting/Fastening** (Boxabl)	**3D printing** (Icon 3D)
Estimated Time to manufacture a home.	3 minutes	90 minutes	24 hours

*Concrete blocks and shingles have been around a long time. Manufacturing lines produce blocks and shingles at a rate of 1-2 parts per second. Our goal is to manufacture one dome every 3 minutes in a 200ksf factory. Last year the world manufactured 2.2 trillion concrete blocks, with technology patented in 1899. That's the insane equivalent of a ceramic dome for every family on Earth in one year!

Supply ceramic materials for diverse applications

Geoship blends and bags the ceramic material for diverse applications from fireproofing, to roof replacement, concrete resurfacing, steel coatings, wood coatings, self-leveling floors, natural swimming pools, cavity fill insulation, structural boards, ceramic composite structural beams, 3D printing, vertical farming, and other exciting applications across the built environment.

Cities of the future are engineered at the quantum level, to harmonize with biology. Conscious design with high dielectric materials and fractal geometry enables the city or village to generate a harmonic energy field. The ancient art of temple building meets 21st century technology.

Pitch text




GeoRoK
21st Century
Ceramic Materials

- ✅ Ultra High Strength
- ✅ No Heat Required
- ✅ Strong Cold Bonds
- ✅ Very Fast Cure
- ✅ Highly Crystalline
- ✅ Low Embodied CO2
- ✅ Utilizes Waste Streams

- ✅ 100% Non-Toxic
- ✅ Minimal Thermal Expansion
- ✅ Water Proof
- ✅ Fire Resistant
- ✅ >80% Heat Reflectivity
- ✅ Paramagnetic & High Dielectric
- ✅ Light & Flexible Composites

Comparison	Bioceramic	Portland Cement
Compressive Strength	12,000 psi	4,000 psi
Flexural Strength	1,700 psi	700 psi
Sheer Bond Strength	5,922 psi	150 psi
Water Absorbsion	<2 %	5 – 20 %

Market

Affordable Natural Housing

Live outside the box

Your browser does not support HTML5 video.

Climate activism and the global wellness movement are transforming homebuyer values. Geoship domes represent a whole new choice — healthy and sustainable homes that align with the values of a new generation.

$6.5T Global Housing Market



Total Market $6.5T

Servicable Market $1.7T

Servicable Obtainable Market $340B

66M Homes Sold Anually Worldwide   X

$143K Base Price of a Geoship Home

X

33% Cultural Creatives   X

81% Non-Urban Zoning

Obtain **20%** of Servicable Market

Go-To-Market Plan

1 Exotic Hotels and Retreats

2 Backyard Creative Studios

3 Regenerative Villages

Housing's been under-built for decades. Estimates of the shortage range from 1.5m to 20m homes in the US alone. Insurance companies are pulling out of disaster-prone areas. Affordable natural geodesic homes price millions of families back into the housing market with homes they can rely on.

Geoship starts with Accessory Dwellings Units and grows into Villages.

Exotic Hotels and Retreats



Visionary customers are spontaneously enthusiastic about the Geoship product. Bioceramic Domes are the healthy, sustainable, and unique solution they've been waiting for. We make the geodesic living experience widely accessible through exotic hotels and retreat centers.

Backyard Creative Studios

With the rise of remote work, the creator economy, and personal development, comes the need for sacred space. The thick curved walls of the dome make it a quiet space that feels centered and balanced, yet connected to the outside world. There is no better place to think outside the box.

The hot market for Accessory Dwelling Units is ignited by zoning law changes. On Jan 1, 2022, California became the first state to ban single-family zoning statewide. Other cities and states are following suit.





The World's #1 Airbnb Rental

is a small geodesic dome in the woods, known as the "Mushroom Dome". Geodesic domes are commonly booked for years in advance. Many people want to experience living outside the box.



The "Mushroom Dome"

Regenerative Villages

80% of all new US homes are built in new housing developments. We decentralize and gamify housing development with a village building platform.

Communities form online, build digital villages, support one another with collective action, pool resources, materialize physical villages, and even start new countries (Network States). We serve the market with a new set of tools to imagine and build the regenerative village future.

Build the future you imagine.

❶ Connect with your tribe.
Start a shared learning journey and redesign society.

❷ Design your dome or village.

Actively discover a shared community vision.

❸ Join the village building celebration!
Materialize the more beautiful world you've imagined.



Competition

Rewrite the rules.
Price people back in.

Our Blue Ocean Strategy

Through differentiation and low cost, Geoship creates a new market. Homebuilding companies compete on distinctiveness, luxury, resilience, sustainability, and price. We offer a product that raises the bar in each of those areas while raising factors relevant to a whole new market.

Competitive Matrix

	Geoship	Boxabl	Mighty Buildings	Icon 3D
Distinctiveness	✓		✓	✓
Luxury	✓	✓	✓	✓
Resilience	✓	✓	✓	✓
Sustainability	✓		✓	✓
Affordability	✓	✓		
Open Floor Plans	✓			✓
Natural Light	✓		✓	✓
Natural Materials	✓			

Natural Geometry	✓	
Holistic Wellness	✓	
Ultra Efficiency	✓	
Ultra Long Life	✓	
Village Building	✓	

Crater the cost of housing

Geoship starts in California, where the median cost of a house was $786,750 in 2021 or 10x the annual household income. The estimated average turnkey price of Geoship homes in California range from $90,000 (375sf) to $380,000 (1,675sf).

Box vs Dome

(In California)



	Geoship Dome	**Median CA House**
House Size	1,675	1,756
House Price*	$360,000	$786,750
Cost/SF	**$215**	**$447**
Carbon Footprint**	76	1,194
Monthly Energy Bill	$37	$189

*Estimated **turnkey price including land.**
**Estimated carbon footprint including embodied carbon, recurrent carbon, and 50 years of operational carbon

Our goal is to reduce the cost of housing to 2.5x the annual household income, everywhere.

Affordable Sustainable Housing

Lifecycle CO2 Emissions

(embodied/recurrent/operational) In tons of CO2.





Make cooperation the ultimate advantage

Geoship progressively decentralizes into a multi-stakeholder cooperative, distributing ownership benefits to customer and nature stakeholders. The cooperative model has some major advantages.

Cooperative Advantages:

- Decreases startup risk
- Addresses the externalities of resource extraction
- Creates a moat for competitors
- Serves as a strategic advantage in sales



Vision And Strategy

Earthshot:
Manufacture 1 million domes per year by 2037

Our vision is to provide a village housing solution that reconnects human communities with the natural world. Our earthshot is to make the best home on earth the most affordable one, and scale manufacturing to 1m bioceramic domes per year by 2037.*

Chemically Bonded Ceramics are to homebuilding what Lithium Ion batteries were to Electric Vehicles. They enable us to advance the art and create a whole new industry: Ceramic Homebuilding.

* Click here for important information regarding Financial Projections which are not guaranteed.

The Birth of an Industry

Material science breakthrough in Lithium-Ion batteries
launches the Electric Vehicle industry, like Chemically Bonded

Ceramics launch the Ceramic Home industry.

Material Science	Chemically Bonded Ceramics	Lithium Ion Batteries
MS Invented	1996	1976
MS Commercialized	2005	1991
Company	Geoship	Tesla
Founded	2016	2003
New Industry	Ceramic Homes	Electric Vehicles
Advantages	Better + Faster + Cheaper	Better + Faster
Mission	Facilitate Cultural Renaissance	Accelerate Sustainable Energy

MATERIAL SCIENCE BREAKTHROUGH TRANSFORMS HOMEBUILDING

Development Timeline

Our goal is to develop a production ready dome prototype with this round of funding. We launch a dome/village configurator to drive presales. We launch the first GeoRok blending plant as an early revenue stream.

Charting a course
to 1m domes per year

For context it took Tesla 6 years to deliver the 100th roadster. Our goal is to reach that same milestone in 4 years.



Time	Product Milestones	Manufacturing Milestones	Market Milestones	Funding	Annual Revenue
2023				$8m Round (RegCF + RegD)	$0
				$10m GeoRok CapEx (Non-dilutive)	$0
					$0
	Install Production Ready Prototypes	Launch GeoRok Blending Plant			$0
2024					$2m
			Launch Dome Pre-Sales	$10m Pre-Sales NFT (Non-dilutive)	$4m
					$10m
		Pre-Production		$20m Round (Reg-A + RegD)	$20m
2025					$25m
	Cross The Chasm (Install 99 Domes)			CapEx for 1st Factory (Non-dilutive)	$25m
2026				$50m Pre-Sales NFT (Non-dilutive)	$30m
		Ramp Factory #1 To Full Production			$40m
2027					$50m
	Materialize The First Regenerative Villages			IPO	$130m
2028					$290m
2029		2 Factories			$600m
2030		3 Factories			$1b
2031		3 Factories			$2b

2032	Scale Up Dozens	5 Factories		Scaleup Funding	$3b
2033	of Micro Factories	5 Factories		**(Non-dilutive)**	$4b
2034	Around The World	7 Factories			$4b
2035		9 Factories			$7b
2035		13 Factories			$11b
2036		17 Factories			$21b
2037		21 Factories			$33b

Presold domes are connected to cooperative membership tokens. We gain building permits for the first dome factory by 2024.

Geoship crosses the market chasm in 2024/2025. With the first 99 customer domes installed, enthusiastic early adopters telling our story, and a sales pipeline over $1b, we begin ramping the first factory. The company fuels growth through one or more Reg-A's and an IPO.

Our ultimate product is not a dome but a highly automated dome factory. Geoship begins replicating factories, scaling to 1m domes a year from 2028 to 2037. Rather than launching Gigafactories like Tesla Motors, we launch 100ksf to 500ksf microfactories. Our development timeline may seem long, but it's faster than Tesla Motors.

* Click here for important information regarding Financial Projections which are not guaranteed.

Open the 'Etsy' of Natural Building

Bioceramic Domes create the opportunity for a new ecosystem of products and services. Geoship launches a market network to support the growing cottage industry around healthy and natural building.

Artisans, furniture makers, cabinet makers, dome installers, natural builders, developers, architects, permaculturists, interior designers, and complimentary product/service providers become members of the Geoship market network.

Decentralize and Gamify Homebuilding

Today, housing developments are built by developers and banks, on a mostly speculative basis, then sold to homebuyers.

Geoship offers a suite of Web3 tools for communities to align around a common purpose, generate a shared vision, support one another with collective action, pool resources, and build the villages they've imagined.

Impact

Be a Trimtab
Steward Spaceship Earth

Trimtabs are small mechanisms that help redirect or stabilize a great ship or aircraft. Trimtabs leverage pressure to overcome impossibly strong forces. Bucky loved the idea that every individual can be a trimtab by finding small, high-leverage actions that alter the course of society. Fuller's humble tombstone reads "CALL ME TRIMTAB" BUCKY exactly as he requested.

To maximize your impact as an investor, Environmental, Social, and Governance standards are woven into the Geoship mission and purpose.

—
Environmental:
Climate Tech Housing Solution
—

Geoship Environmental Goals

1. Reduce the carbon footprint of housing by 95%. Offset the rest to meet zero carbon goals.
2. Design for a 500 year life and disaster resilience.
3. Ensure each Geoship home/village creates a ripple effect that regenerates local ecosystems.
4. Dedicate 25% of Geoship equity to ecosystem regeneration projects.

—
Social:
Affordable, Healthy Village Housing
—

Geoship Social Goals

1. Build homes that support whole person healing (use 100% non-toxic materials and mimic nature).
2. Reduce the cost of housing to 2.5x annual household income by 2030.
3. Generate a worldwide housing surplus by 2065.
4. Dedicate 25% of Geoship equity to social regeneration projects.

Villages serve as physical nodes for startup societies that answer major human challenges like ecosystem disruption, biodiversity loss, education, healthcare, crime, and resource scarcity. Villages integrate the functions of daily life at a

local scale because when numerous challenges are brought together, they can be met together.

Geoship technology dramatically reduces the cost of housing, while offering new levels of wellness and resilience. Village building addresses not only the cost of housing, but the cost of food, transportation, and goods/services.

Suburb Vs Geoship Village

The Cost of Making Ends Meet
(US Median Income Family)

	Geoship Village Home	Conventional Suburban Home *
Home Mortgage **	$1,569	$2,693
Energy Bills	$37	$189
Home Maintenance	$50	$300
Transportation	$105	$556
Food (Family of 4)	$500	$773
Childcare	$600	$1,300
Goods/Services	$350	$700
Monthly Total	$3,211	$6,511
Annual Total	**$38,532**	**$78,132**

Estimated Annual Savings:
$39,600***

* Estimates from the California Budget and Policy Center.

** Based on the current median US home price of $449,000. (In CA the median home costs $834,000!)

*** Results may vary by family and location.

—
Governance:
Purpose-Driven Multi-Stakeholder Cooperative
—

Geoship Governance Goals

❶ Begin progressive multi-stakeholder decentralization when annual revenue reaches $1B.

❷ Establish a Perpetual Purpose Trust to ensure Geoship stays true to it's purpose and mission.

❸ Establish a liquid democracy platform, so everyone can vote or delegate their vote.

The Perpetual Purpose Trust (PPT) is currently the gold standard for steward ownership in the United States. Geoship progressively decentralizes into a Multi-Stakeholder Cooperative governed by a PPT.

The PPT ensures that the company stays true to its mission, which we draw from Buckminster Fuller himself:

“Make the world work for 100% of humanity in the shortest possible time, through spontaneous cooperation, without ecological offense or the disadvantage of anyone.”

Funding

Backed by a community of thousands who believe in our vision

We bootstrapped the company for five years before some 2,000 angel and regCF investors joined us. Community funding levels the playing field, supports our purpose, and sets the context for big, mission-aligned investors to join us. Additional funding could come from government grants and incentives, low interest corporate loans, construction loans, and other sources.



Planned Use of Funds
30%
10%
5%
$5M+
55%
Product Development
Marketing / Gamification
CapEx
Administrative
Post Seed Goals (24 months)
1. Three dome prototypes installed in our prototype village.
2. Living building and well building certifications.
3. Over $1b in dome preorders with deposits.
4. Land and permits ready for the first full dome factory.

Founders

Chase this living vision with us

A team of resourceful fools and dreamers







Morgan
Cofounder CEO



Bas
Cofounder Designer

Dad, engineer, vagabond, sailor, and meditator.

I began my tech career in 2000 at Intel Corporation and climbed the corporate ladder. Then I took a one year sabbatical which became a decade of vagabonding and sailing around the world.

My exploratory practice is inspired by a quote from the Power of Myth: *"what we're seeking is an experience of being alive, so that our life experiences on the purely physical plane will have resonances with our own innermost being and reality, so that we actually feel the rapture of being alive."*

We bootstrapped Geoship by selling my home — the wood sailboat I lived on for 6 years. Now home is a 24' dome on the land, where I live with my two-year-old son and a sweet old hound dog named Luna.

My passion and experience started in human centered design.

Through my independent practice in design for public space, education, and products I like to say — "Design is about redefining the ways we relate to each other, our objects, and the world around us".

This is an ongoing experiment that I try to express in the every day through music, friendships, and everything I do... "Dare to care!"

After growing up in a Dutch village, and exploring life in several cities in Europe and the US, the last two and a half years I have been living in a 16' bell tent alongside the bear, deer, red wing blackbirds, and the pond frogs on the beautiful Geoship land.

Summary

Invest in the Black Swan of homebuilding

The regenerative future of home

Geoship is an outlier. There's no precedent for a company that transforms housing with this extreme impact. In hindsight, it's predictable. Domes have too many benefits to not become commonplace. We just needed the right material science and evolutionary brand. With this combination of rarity, extreme impact, and retrospective predictability, Geoship is the Black Swan of homebuilding.

With minimal embodied energy, maximum operational efficiency, full-spectrum disaster resilience, and an ultra-long life, children of the 22nd century will be coming home to Geoship domes.

We're creating a new multi-trillion dollar market, we're the first movers, and we've got solid traction. It's time to build affordable natural homes on a planetary scale.

Our intention, money, and time are right where our heart is. Let's break the vicious cycle by leveraging bioceramic domes.

Trimtab to trimtab, we invite you to join us on this legacy project.

Morgan and Bas

Reasons **not** to invest

⊗ Startups are risky.
  Most VC's would put our odds of success

in the single digit percentages.
Purpose over profits.
Our goal is to deliver stellar returns, while putting our social purpose first. Invest if you believe socially and environmentally conscious businesses are tools to build a better future.
Reshaping an industry takes time.
From the time Tesla raised it's first $7.5m, it took 6 years to cross the market chasm, 9 years to start volume production, and 17 years to reach 1m cars per year. Our goal is to do it by 2037.

Team

Morgan Bierschenk	Co-founder & CEO
Bas Kools	Co-founder & Design
Alexis Rosenbaum	Partnerships & Marketting
Jared Marchildon	Production & Story
Neil Decker	Architecture & Material Science
Adam Bierschenk	Co-founder & Engineering Advisor
Ásgeir Guðmundsson	Geoship Iceland
Asha Deliverance	Dome Market Advisor
Meghan Brookler	Social Impact
David McConville	Design Science Advisor
Dawn Danby	Urban Design Advisor
Doreya Karim	BioGeometry Advisor
Eric Corey Freed	Green Building Advisor
Gregory Kellett	Trust Advisor
Jeff Mendelsohn	Cooperative Advisor
Mark Lakeman	Community Architecture Advisor
Martin Adams	Community Land Trust Advisor
Reggie Luedtke	Strategy Advisor
Jean-Marc La Flamme	Business Development
Joe Leibovich	Advisor/Board Member
Henry Colorado	Material Science Advisor

Perks

FAQ

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?	Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering. If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.
How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.
When will the first geodesic village be completed?	Answer here....
Will Geoship domes meet building codes and what climate are they designed for?	Answer here...
What if people really don't want to live in domes?	Answer here...
How will you make the bioceramic dome the "best house in the world".	Fill in answer here...



Republic

Company Name   Geoship

Logo



Headline   Solve the climate and housing crisis | Sustainable, affordable Bioceramic Domes











Slides









Tags   B2C, Coming Soon, Sustainability, Infrastructure, Manufacturing & Industrials, Crowd SAFE, Companies

Summary

- Climate tech housing solution, over 90% reduced carbon footprint

- Affordable housing solution, over 50% reduced cost
- Highly differentiated low-cost product for a $6.7T dollar market
- Installed the world’s first ceramic geodesic dome
- $40M customer pipeline with deposits, $2.4B without deposits
- $2M+ raised to date, with 2,000+ community investors
- Evolving capitalism through Multi-Stakeholder Steward Ownership

Problem

We’re in a vicious cycle:
The Climate-Housing Crisis

Homebuilding costs too much. Building construction and operation generate nearly 50% of global CO_2 emissions. Extreme weather events are wreaking havoc on communities. Toxic materials and mold lead to chronic health issues, and loneliness has become an epidemic.

To house the 3.6 billion people joining our planet this century, we need 2 billion new homes, while reaching net-zero carbon emissions. Homebuilding will likely become the most pressing issue facing humanity this century.

The Climate-Housing Crisis
This crisis calls for holistic solutions. Investing in partial solutions is like stepping on the gas when you’re headed for the cliff.
“I’m forced to choose between my conscience and my budget.”
Unsustainable
Nearly 50% of global CO2 emissions come from building construction and operation.
“I’m just grateful to have a roof over my head.”
Inaccessible
In 2021 the homebuilding industry built fewer homes, slower, and at higher cost than it did in 1954.
“My house
Unaffordable








"consumes well over half my income."

87.5 million American households (70% of the US population) cannot afford a median priced new home as of February 2022.


"I try not to think about the toxicity in my house."

Toxic

More than 70% of housing exposes people to harmful molds. Common building materials contain over 800 toxic chemicals.


"My dream is to live in true community."

Disconnected

The US surgeon general declares loneliness is more deadly than smoking 15 cigarettes a day.

Natural homebuilding is sustainable and healthy, but high levels of manual labor, struggles with code compliance, and regional variability prevents it from scaling. Fewer than 1/1,000 homes in the US are Natural Homes.

Natural Homebuilding scalability is low.



Cob
Made from subsoil, water, natual fiber, and sometimes lime.



Adobe
Constructed from stone, cement, or even seashells.



Strawbale
Bales of straw (commonly wheat, rice, rye and oats straw).



Hempcrete
Hemp hurd mixed with lime and water.

Solution

**Break the cycle:
22nd Century
Ceramic Dome Homes**

We industrialize and productize natural building with breakthrough material science and manufacturing technology.

The **Ultimate Climate Tech** housing solution.

  

Geodesic
Geometry

The lightest, strongest, and most efficient structures known to man, Geodesic Domes minimize material usage while maximizing structual integrity. Geodesic geometry is found throughout the natural world.

Bioceramic
Material

Bioceramic composites can rival the flexural strength of steel. They cure in minutes at room temperature and bond to natural fibers. Bioceramics mimic the chemical bonding that nature uses to form bone and seashells.

For more information see our FAQ's below.

Known by some as the Father of Sustainability, the great American Architect and Polymath, Buckminster Fuller dedicated his life to solving the climate-housing crisis.



Hazel Larsen Archer (American, 1921-2001),
"R. Buckminster Fuller at Black Mountain College" Summer 1948

When Fuller patented the geodesic dome in 1954, he estimated it'd be 50-100 years until we'd have the material science to manufacture domes. In 2005, the US National Labs announced a new class of cold-fired ceramic material to the world. Geoship introduces ceramic homebuilding.

Ceramic Homebuilding



Sustainable
90-99% reduced carbon footprint.



Affordable
Half the price of conventional housing.



Healthy
Natural homes for whole person healing.



Accessible
Manufactured in under 3 minutes.



Connected
It takes a village.

Product

Bioceramic Domes

Looks like the future. Because it is.

Geoship designs and manufactures natural ceramic home-building kits. Our precision-molded ceramic parts go together like LEGOs into healthy, sustainable, and resilient residential dwellings.

Your browser does not support HTML5 video.



Bioceramic Domes
Dwell in harmony.



Sustainable

- ✔ 10x Less CO2 footprint
- ✔ 10x More Energy efficient
- ✔ Zero Waste
- ✔ Ultra Long Life
- ✔ Utilizes Waste Streams
- ✔ Recyclable

Resilient

- ✔ To Fires
- ✔ Floods
- ✔ Hurricanes
- ✔ Earthquakes
- ✔ Bugs
- ✔ Dystopian Futures

Healthy

- ✔ 100% Non-Toxic
- ✔ Resists Mold Growth
- ✔ Antibacterial
- ✔ Brings Nature Inside
- ✔ Harmonizes EMF
- ✔ Emits FIR Light



Breathing Walls

Passive Solar

All Ceramic Construction

Great Circle Skylights

Biophilic Design

Interior Design System

Entrance and Dome Connector

11 Inch Wide Insulation

Multi-Functional Foundation System

Natural Air Exchange

High Strength Ceramic Composite

Finite parts, infinite possibilities.

The domes come in multiple sizes that connect in many configurations: tiny homes, small homes, big homes, multi-family homes, creative studios, greenhouses, bath houses, and any space you might need. It's inexpensive, fast, durable, healthy, and natural.



—

10x Better Housing
A new archetype of home awaits.

Geoship brings the ultimate material and the ultimate geometry together. Bioceramic domes give us climate-wise homes to break the cycle and improve homebuilding in every dimension.

All-Ceramic Composites
Bioceramic Domes bypass all conventional building materials. The beams, panels, and insulation are all ceramic composites. We entrain the ceramic with air to make insulation. We combine the ceramic with natural fibers to form composite beams and panels that rival the strength of steel.

Sustainable — 90-99% reduced carbon footprint.
Bioceramic Domes dramatically reduce the embodied carbon, operational carbon, and recurrent carbon of housing (see whitepaper for 3rd party validation). With 10" insulation cavities, a tight envelope, and minimal surface area, Bioceramic Domes maximize energy efficiency. The ceramic material reflects over 80% of radiant heat, further increasing the insulation value.

Ceramic composites are fireproof to 2,300F. The geodesic dome is the most earthquake and hurricane-resistant structure known to man. It perfectly distributes stresses and strains. Bioceramic Domes can be repaired and resurfaced with the same ceramic material. There is nothing to rot, rust, or deteriorate. Our environmental goal is to build domes that last for over 500 years.

The raw minerals can be harvested from seawater desalination plants, sewage treatment plants, and other non-toxic waste stream sources. At the end of life, bioceramic panels can be recycled into new bioceramic panels, or pulverized and used as fertilizer.

Affordable — Half the price of conventional housing.
We estimate go-to-market turnkey prices to be $90,000 (375sf) to $380,000 (1,675sf) including everything: delivery, permitting, installation, mechanical systems, interior finishings, appliances, and land. As manufacturing scales, Bioceramic Domes will crater the cost of housing, while raising the bar for success in architecture.

Healthy — Natural homes for whole-person healing.
Geoship domes mimic the natural light and electromagnetic environment. The design uses earthing floors, natural spectrum light, 100% non-toxic materials, and natural geometry to restore the conditions that humans evolved with on Earth. The high dielectric ceramics and fractal geometry function like a stone circle or pyramid, bringing a sense of balance and harmony.

Bioceramics bond to metal aggregates and special formulations can be made to shield radiation or strengthen biophoton emissions. Professional athletes use bioceramic powders in clothing because they emit far-infrared light which is known to catalyze the body's natural healing process.

Accessible — Manufactured in under 3 minutes.
Bioceramic materials flash cure in seconds at room temperature. By manufacturing ceramic components, and assembling them on-site, we can manufacture and install homes with incredible speed and quality.

Connected — It takes a village.
The climate-housing crisis creates an urgent need for hyper-local and self-reliant villages. Through a decentralized platform, Geoship builds villages, not housing developments. Villagers participate in the design and development of the village.

Community Architecture

Villages bring **permaculture** and **placemaking**
together with **community participation.**





Key Features

- ✓ **A Village Heart** - A gathering place, an urban center which accommodates daily life, community events, and celebrations.

- ✓ **An Overall Form** - Which determines a sense of boundary that makes the village both defined and aesthetic.

- ✓ **Permaculture** - The village extends the local ecosystem, with edible food forests, and community gardens that support resiliency.

- ✓ **Common Spaces** - Common spaces for working, meditating, practicing yoga, or bathing.

- ✓ **Gateways** - Mark openings, passages, and transitions into, out of, and within the village.

- ✓ **Active Nodes for Communication** - Crossroads work as connection points where "lives converge".

- ✓ **A Weave of Paths** - A network of paths connect place-nodes with several routes to each node.

- ✓ **Cultural Features** - Memorials or artwork created by villagers, establishing a strong sense of local identity.

Traction

We built the world's first ceramic geodesic dome

Building the first dome inspired our crew with a glimpse into the future!

Prototype Design & Build



Computer Engineering   High Precision Moldmaking   Injection Molding Parts



All Components Ready!

Assembling the Frame

Ready for Panels!



Covered by the mainstream press

Forbes "These Carbon-Neutral Bioceramic Geodesic Dome Homes Last 500 Years and Don't Rot, Burn, or Rust"

FAST COMPANY "Are these fireproof, hurricane-proof geodesic domes the post-climate change house of the future?"

dwell "The domes are built from bioceramic — a sturdy, recyclable material that offsets CO_2."

Demonstrated product-market fit

✓ $40m sales pipeline with deposits.

✓ $2M+ in capital raised.

✓ 36,000+ community.

✔ 2,000+ community investors.

—
Established community partnerships
—

We have awesome community partners and some groundbreaking projects on the horizon!

Your browser does not support HTML5 video.

Partners & Projects

Zappos.com POWERED by SERVICE
BUCKMINSTER FULLER INSTITUTE
MTVO
PACIFIC DOMES
The City Repair Project
REGEN VILLAGES
organicarchitect
RIPPLE PROJECT PLANT LIVE GROW
BIOGEOMETRY
communitecture ARCHITECTURE | PLANNING | DESIGN
gather round.
SPHERICAL
unitism
PRÓSPERA


Homes For The Domeless

Geoship partners on a ground breaking cooperative program to serve homeless communities across the USA.


Ripple Project

Geoship Domes become one of the first permanent dwellings for the Burning Man community at Fly Ranch, through the Ripple Project.





Próspera

Próspera is the first charter city in the western hemisphere. Elevate human potential through radically human-centered governance.

—

Geoship Prototype Village
Purchased, zoned, and primed.

Geoship owns one hundred acres of land in Nevada County California. The land is zoned for mixed residential and light industrial use. It's here we built the first full dome prototype. Over the next two years, we plan to install more domes here, for customers and investors to experience.

Your browser does not support HTML5 video.

Customers

"This is how I want to live"

Housing as Climate Activism

Geoship customers are the change makers.

Our early adopters are already on board with sustainability and domes. Preorders roll in from single parents and couples who yearn to raise their children in community. We hear from people who dream of exotic retreat centers and from tech workers leaving the city to grow mushrooms with other digital nomads.

With a few customer domes installed, we partner with celebrity designers and influencers to expand mass appeal.

Climate activism grows stronger every year and with each generation. Buying the most sustainable, resilient, and healthy home is climate activism. It's becoming mainstream.

Business Model

Vertically Integrated Construction

This is the quantum leap

We achieve major cost reductions by using a new material science and geometry, allowing us to bypass scores of building products and whole supply chains.



Geoship manufactures ceramic components from raw minerals and natural fibers. The components pack into shipping containers and are quickly assembled on-site. Geoship sells ceramic homebuilding kits to visionary developers and communities, and direct to homebuyers.

High volume manufacturing of high margin homes.

Small Dome

Floor Area: 360 sf w/loft
Base Price: $33,000

Est COGs: $9,000

Big Dome

Floor Area: 1,040 sf w/loft
Base Price: $110,000

Est COGs: $24,000





- Base Price — 48%
- Interior Finishes — 17%
- Electrial/Mechanical — 16%
- Foundation — 6%
- Permits / Fees — 4%
- Deliver / Install — 9%

$215/sf Turnkey Price*

Mold a house in 3 minutes

Geoship rapidly manufactures precision components of uniform size that make homebuilding faster than ever.

Cars are manufactured in less than a minute and require 30,000 parts to be assembled. Concrete blocks and shingles are cast by the trillions. We can manufacture a house at breakthrough speed by casting ceramic components that pack into shipping containers.

The on-site build generates practically zero waste, is free from toxic chemicals, and requires no nailing, measuring, or cutting. Building with 'geodesic LEGOs' is fast, safe, and fun.

Home Manufacturing Speeds

Casting is >10x faster than other manufacturing methods.

	Casting* (Geoship)	**Cutting/Fastening** (Boxabl)	**3D printing** (Icon 3D)
Estimated Time to manufacture a home.	3 minutes	90 minutes	24 hours

*Concrete blocks and shingles have been around a long time. Manufacturing lines produce blocks and shingles at a rate of 1-2 parts per second. Our goal is to manufacture one dome every 3 minutes in a 200ksf factory. Last year the world manufactured 2.2 trillion concrete blocks, with technology patented in 1899. That's the insane equivalent of a ceramic dome for every family on Earth in one year!

Supply ceramic materials for diverse applications

Geoship blends and bags the ceramic material for diverse applications from fireproofing, to roof replacement, concrete resurfacing, steel coatings, wood coatings, self-leveling floors, natural swimming pools, cavity fill insulation, structural boards, ceramic composite structural beams, 3D printing, vertical farming, and other exciting applications across the built environment.

Cities of the future are engineered at the quantum level, to harmonize with biology. Conscious design with high dielectric materials and fractal geometry enables the city or village to generate a harmonic energy field. The ancient art of temple building meets 21st century technology.

Pitch text





GeoRoK
21st Century
Ceramic Materials

- ✓ Ultra High Strength
- ✓ No Heat Required
- ✓ Strong Cold Bonds
- ✓ Very Fast Cure
- ✓ Highly Crystalline
- ✓ Low Embodied CO2
- ✓ Utilizes Waste Streams

- ✓ 100% Non-Toxic
- ✓ Minimal Thermal Expansion
- ✓ Water Proof
- ✓ Fire Resistant
- ✓ >80% Heat Reflectivity
- ✓ Paramagnetic & High Dielectric
- ✓ Light & Flexible Composites

Comparison	Bioceramic	Portland Cement
Compressive Strength	12,000 psi	4,000 psi
Flexural Strength	1,700 psi	700 psi
Sheer Bond Strength	5,922 psi	150 psi
Water Absorbsion	<2 %	5 – 20 %

Market

Affordable Natural Housing

Live outside the box

Your browser does not support HTML5 video.

Climate activism and the global wellness movement are transforming homebuyer values. Geoship domes represent a whole new choice — healthy and sustainable homes that align with the values of a new generation.

$6.5T Global Housing Market



Total Market
$6.5T

Servicable Market
$1.7T

Servicable Obtainable Market
$340B

66M Homes Sold Anually Worldwide X

$143K Base Price of a Geoship Home

X

33% Cultural Creatives X

81% Non-Urban Zoning

Obtain **20%** of Servicable Market

Go-To-Market Plan

1 Exotic Hotels and Retreats

2 Backyard Creative Studios

3 Regenerative Villages

Housing's been under-built for decades. Estimates of the shortage range from 1.5m to 20m homes in the US alone. Insurance companies are pulling out of disaster-prone areas. Affordable natural geodesic homes price millions of families back into the housing market with homes they can rely on.

Geoship starts with Accessory Dwellings Units and grows into Villages.

Exotic Hotels and Retreats



Visionary customers are spontaneously enthusiastic about the Geoship product. Bioceramic Domes are the healthy, sustainable, and unique solution they've been waiting for. We make the geodesic living experience widely accessible through exotic hotels and retreat centers.

Backyard Creative Studios

With the rise of remote work, the creator economy, and personal development, comes the need for sacred space. The thick curved walls of the dome make it a quiet space that feels centered and balanced, yet connected to the outside world. There is no better place to think outside the box.

The hot market for Accessory Dwelling Units is ignited by zoning law changes. On Jan 1, 2022, California became the first state to ban single-family zoning statewide. Other cities and states are following suit.





The World's #1 Airbnb Rental

is a small geodesic dome in the woods, known as the "Mushroom Dome". Geodesic domes are commonly booked for years in advance. Many people want to experience living outside the box.



The "Mushroom Dome"

Regenerative Villages

80% of all new US homes are built in new housing developments. We decentralize and gamify housing development with a village building platform.

Communities form online, build digital villages, support one another with collective action, pool resources, materialize physical villages, and even start new countries (Network States). We serve the market with a new set of tools to imagine and build the regenerative village future.

Build the future you imagine.

❶ Connect with your tribe.
Start a shared learning journey and redesign society.

❷ Design your dome or village.

Design your dome or village.
Actively discover a shared community vision.

3. Join the village building celebration!
Materialize the more beautiful world you've imagined.



Competition

Rewrite the rules.
Price people back in.

Our Blue Ocean Strategy

Through differentiation and low cost, Geoship creates a new market. Homebuilding companies compete on distinctiveness, luxury, resilience, sustainability, and price. We offer a product that raises the bar in each of those areas while raising factors relevant to a whole new market.

Competitive Matrix

	Geoship	Boxabl	Mighty Buildings	Icon 3D
Distinctiveness	✓		✓	✓
Luxury	✓	✓	✓	✓
Resilience	✓	✓	✓	✓
Sustainability	✓		✓	✓
Affordability	✓	✓		
Open Floor Plans	✓			✓
Natural Light	✓		✓	✓
Natural Materials	✓			

Natural Geometry	✓	
Holistic Wellness	✓	
Ultra Efficiency	✓	
Ultra Long Life	✓	
Village Building	✓	

Crater the cost of housing

Geoship starts in California, where the median cost of a house was $786,750 in 2021 or 10x the annual household income. The estimated average turnkey price of Geoship homes in California range from $90,000 (375sf) to $380,000 (1,675sf).

Box vs Dome

(In California)



	Geoship Dome	Median CA House
House Size	1,675	1,756
House Price*	$360,000	$786,750
Cost/SF	**$215**	**$447**
Carbon Footprint**	76	1,194
Monthly Energy Bill	$37	$189

*Estimated **turnkey price including land.**
**Estimated carbon footprint including embodied carbon, recurrent carbon, and 50 years of operational carbon

Our goal is to reduce the cost of housing to 2.5x the annual household income, everywhere.

Affordable Sustainable Housing

Lifecycle CO2 Emissions

(embodied/recurrent/operational) In tons of CO2.





New construction cost in CA
(900-1100 sf homes)

| | $0K | $100K | $200K | $300K | $400K | $500K | $600K |

Conventional Stick Build

Connect Homes

Plant Prefab

Strawbale / Cob

Geoship 2025

Geoship 2030

Make cooperation the ultimate advantage

Geoship progressively decentralizes into a multi-stakeholder cooperative, distributing ownership benefits to customer and nature stakeholders. The cooperative model has some major advantages.

Cooperative Advantages:

- Decreases startup risk
- Addresses the externalities of resource extraction
- Creates a moat for competitors
- Serves as a strategic advantage in sales

Multi-Stakeholder Cooperative

How company ownership models have evolved over time.



| | Old Companies | Technology Companies | Benefit Companies | Multi-Stakeholder Companies |

Investors
Employees
Customers
Nature

100%   50% 50%   48% 50%   2%   25% 25% 25% 25%

1950's   1990's   2010's   2020's

Vision And Strategy

Earthshot:
Manufacture 1 million domes per year by 2037

Our vision is to provide a village housing solution that reconnects human communities with the natural world. Our earthshot is to make the best home on earth the most affordable one, and scale manufacturing to 1m bioceramic domes per year by 2037.*

Chemically Bonded Ceramics are to homebuilding what Lithium Ion batteries were to Electric Vehicles. They enable us to advance the art and create a whole new industry: Ceramic Homebuilding.

* Click here for important information regarding Financial Projections which are not guaranteed.

The Birth of an Industry
Material science breakthrough in Lithium-Ion batteries
launches the Electric Vehicle industry, like Chemically Bonded

Ceramics launch the Ceramic Home industry.

Material Science	Chemically Bonded Ceramics	Lithium Ion Batteries
MS Invented	1996	1976
MS Commercialized	2005	1991
Company	Geoship	Tesla
Founded	2016	2003
New Industry	Ceramic Homes	Electric Vehicles
Advantages	Better + Faster + Cheaper	Better + Faster
Mission	Facilitate Cultural Renaissance	Accelerate Sustainable Energy

MATERIAL SCIENCE BREAKTHROUGH TRANSFORMS HOMEBUILDING

Development Timeline

Our goal is to develop a production ready dome prototype with this round of funding. We launch a dome/village configurator to drive presales. We launch the first GeoRok blending plant as an early revenue stream.

Charting a course
to 1m domes per year

For context it took Tesla 6 years to deliver the 100th roadster. Our goal is to reach that same milestone in 4 years.



Time	Product Milestones	Manufacturing Milestones	Market Milestones	Funding	Annual Revenue
2023				$8m Round (RegCF + RegD)	$0
				$10m GeoRok CapEx (Non-dilutive)	$0
					$0
	Install Production Ready Prototypes	Launch GeoRok Blending Plant			$0
2024					$2m
			Launch Dome Pre-Sales	$10m Pre-Sales NFT (Non-dilutive)	$4m
					$10m
		Pre-Production		$20m Round (Reg-A + RegD)	$20m
2025					$25m
	Cross The Chasm (Install 99 Domes)			CapEx for 1st Factory (Non-dilutive)	$25m
2026				$50m Pre-Sales NFT (Non-dilutive)	$30m
		Ramp Factory #1 To Full Production			$40m
2027					$50m
	Materialize The First Regenerative Villages			IPO	$130m
2028					$290m
2029		2 Factories			$600m
2030		3 Factories			$1b
2031		3 Factories			$2b

2032	Scale Up Dozens	5 Factories	Scaleup Funding	$3b
2033	of Micro Factories	5 Factories	(Non-dilutive)	$4b
2034	Around The World	7 Factories		$4b
2035		9 Factories		$7b
2035		13 Factories		$11b
2036		17 Factories		$21b
2037		21 Factories		$33b

Presold domes are connected to cooperative membership tokens. We gain building permits for the first dome factory by 2024.

Geoship crosses the market chasm in 2024/2025. With the first 99 customer domes installed, enthusiastic early adopters telling our story, and a sales pipeline over $1b, we begin ramping the first factory. The company fuels growth through one or more Reg-A's and an IPO.

Our ultimate product is not a dome but a highly automated dome factory. Geoship begins replicating factories, scaling to 1m domes a year from 2028 to 2037. Rather than launching Gigafactories like Tesla Motors, we launch 100ksf to 500ksf microfactories. Our development timeline may seem long, but it's faster than Tesla Motors.

* Click here for important information regarding Financial Projections which are not guaranteed.

Open the 'Etsy' of Natural Building

Bioceramic Domes create the opportunity for a new ecosystem of products and services. Geoship launches a market network to support the growing cottage industry around healthy and natural building.

Artisans, furniture makers, cabinet makers, dome installers, natural builders, developers, architects, permaculturists, interior designers, and complimentary product/service providers become members of the Geoship market network.

Decentralize and Gamify Homebuilding
Today, housing developments are built by developers and banks, on a mostly speculative basis, then sold to homebuyers.

Geoship offers a suite of Web3 tools for communities to align around a common purpose, generate a shared vision, support one another with collective action, pool resources, and build the villages they've imagined.

Impact

Be a Trimtab
Steward Spaceship Earth

Trimtabs are small mechanisms that help redirect or stabilize a great ship or aircraft. Trimtabs leverage pressure to overcome impossibly strong forces. Bucky loved the idea that every individual can be a trimtab by finding small, high-leverage actions that alter the course of society. Fuller's humble tombstone reads "CALL ME TRIMTAB" BUCKY exactly as he requested.

To maximize your impact as an investor, Environmental, Social, and Governance standards are woven into the Geoship mission and purpose.

—
Environmental:
Climate Tech Housing Solution
—

Geoship Environmental Goals

❶ Reduce the carbon footprint of housing by 95%. Offset the rest to meet zero carbon goals.

❷ Design for a 500 year life and disaster resilience.

❸ Ensure each Geoship home/village creates a ripple effect that regenerates local ecosystems.

❹ Dedicate 25% of Geoship equity to ecosystem regeneration projects.

—
Social:
Affordable, Healthy Village Housing
—

Geoship Social Goals

❶ Build homes that support whole person healing (use 100% non-toxic materials and mimic nature).

❷ Reduce the cost of housing to 2.5x annual household income by 2030.

❸ Generate a worldwide housing surplus by 2065.

❹ Dedicate 25% of Geoship equity to social regeneration projects.

Villages serve as physical nodes for startup societies that answer major human challenges like ecosystem disruption, biodiversity loss, education, healthcare, crime, and resource scarcity. Villages integrate the functions of daily life at a local scale because when numerous challenges are brought together, they can be met together.

Geoship technology dramatically reduces the cost of housing, while offering new levels of wellness and resilience. Village building addresses not only the cost of housing, but the cost of food, transportation, and goods/services.

Suburb Vs Geoship Village

The Cost of Making Ends Meet
(US Median Income Family)

	Geoship Village Home	Conventional Suburban Home *
Home Mortgage **	$1,569	$2,693
Energy Bills	$37	$189
Home Maintenance	$50	$300
Transportation	$105	$556
Food (Family of 4)	$500	$773
Childcare	$600	$1,300
Goods/Services	$350	$700
Monthly Total	$3,211	$6,511
Annual Total	**$38,532**	**$78,132**

Estimated Annual Savings:
$39,600***

* Estimates from the California Budget and Policy Center.

** Based on the current median US home price of $449,000. (In CA the median home costs $834,000!)

*** Results may vary by family and location.

—
Governance:
Purpose-Driven Multi-Stakeholder Cooperative
—

Geoship Governance Goals

❶ Begin progressive multi-stakeholder decentralization when annual revenue reaches $1B.

❷ Establish a Perpetual Purpose Trust to ensure Geoship stays true to it's purpose and mission.

❸ Establish a liquid democracy platform, so everyone can vote or delegate their vote.

The Perpetual Purpose Trust (PPT) is currently the gold standard for steward ownership in the United States. Geoship progressively decentralizes into a Multi-Stakeholder Cooperative governed by a PPT.

The PPT ensures that the company stays true to its mission, which we draw from Buckminster Fuller himself:

“Make the world work for 100% of humanity in the shortest possible time, through spontaneous cooperation, without ecological offense or the disadvantage of anyone.”

Funding

Backed by a community of thousands who believe in our vision

We bootstrapped the company for five years before some 2,000 angel and regCF investors joined us. Community funding levels the playing field, supports our purpose, and sets the context for big, mission-aligned investors to join us. Additional funding could come from government grants and incentives, low interest corporate loans, construction loans, and other sources.


Planned Use of Funds
30%
10%
5%
$5M+
55%
Product Development
Marketing / Gamification
CapEx
Administrative
Post Seed Goals (24 months)
1. Three dome prototypes installed in our prototype village.
2. Living building and well building certifications.
3. Over $1b in dome preorders with deposits.
4. Land and permits ready for the first full dome factory.

Founders

Chase this living vision with us

A team of resourceful fools and dreamers

We’ve worked together full-time on Geoship for over 6 years. Learning the material science, talking to many different customers, and developing the design and ethics behind our technology was the first step in bringing such a world-changing vision to life.

Now we’re excited to bring together thinkers, makers, and operators from across multiple industries. We plan to build a diverse team with expertise from plastic injection molding, ceramics mass production, aerospace composites, EV manufacturing, game development, and other industries to build on the foundation we’ve laid.







Morgan
Cofounder CEO



Bas
Cofounder Designer

My passion and experience is in seeking new perspectives on old problems.

I began my tech career in 2000 at Intel Corporation and rotated through various programming, engineering, and project management roles. When I decided to take a one year sabbatical it became a decade of vagabonding and sailing around the world.

Through my exploration, I was seeking the experience of being alive. What I found is that it comes through striving to build the future we've imagined.

By selling my home — the wood sailboat I lived on for six years — we were able to bootstrap Geoship. Now home is a 24' dome on the land, where I live with my two-year-old son and a sweet old hound dog named Luna.

My passion and experience started with human centered design.

Through my independent practice in designing for public spaces, educational environments, and products, design for me moved beyond the confines human-centric and became about redefining the ways we relate to each other, our objects, and the world around us.

I grew up in a Dutch village, then explored life in several cities in Europe and the US. For the last two and a half years I've been living in a 16' bell tent alongside the bear, deer, red wing blackbirds, and the pond frogs on the beautiful Geoship land.

"Dare to care!" is an ongoing experiment that I try to express everyday through music, friendships, and everything I do.

Summary

Invest in the Black Swan of homebuilding

The regenerative future of home

Geoship is an outlier. There's no precedent for a company that transforms housing with this extreme impact. In hindsight, it's predictable. Domes have too many benefits to not become commonplace. We just needed the right material science and evolutionary brand. With this combination of rarity, extreme impact, and retrospective predictability, Geoship is the Black Swan of homebuilding.

With minimal embodied energy, maximum operational efficiency, full-spectrum disaster resilience, and an ultra-long life, children of the 22nd century will be coming home to Geoship domes.

We're creating a new multi-trillion dollar market, we're the first movers, and we've got solid traction. It's time to build affordable natural homes on a planetary scale.

Our intention, money, and time are right where our heart is. Let's break the vicious cycle by leveraging bioceramic domes.

Trimtab to trimtab, we invite you to join us on this legacy project.

Morgan and Bas

Reasons **not** to invest

- ⊗ Startups are risky.
  Most VC's would put our odds of success



in the single digit percentages.
Purpose over profits.
Our goal is to deliver stellar returns, while putting our social purpose first. Invest if you believe socially and environmentally conscious businesses are tools to build a better future.
Reshaping an industry takes time.
From the time Tesla raised it's first $7.5m, it took 6 years to cross the market chasm, 9 years to start volume production, and 17 years to reach 1m cars per year. Our goal is to do it by 2037.

Team

Morgan Bierschenk	Co-founder & CEO
Bas Kools	Co-founder & Design
Alexis Rosenbaum	Partnerships & Marketting
Jared Marchildon	Production & Story
Neil Decker	Architecture & Material Science
Adam Bierschenk	Co-founder & Engineering Advisor
Ásgeir Guðmundsson	Geoship Iceland
Asha Deliverance	Dome Market Advisor
Meghan Brookler	Social Impact
David McConville	Design Science Advisor
Dawn Danby	Urban Design Advisor
Doreya Karim	BioGeometry Advisor
Eric Corey Freed	Green Building Advisor
Gregory Kellett	Trust Advisor
Jeff Mendelsohn	Cooperative Advisor
Mark Lakeman	Community Architecture Advisor
Martin Adams	Community Land Trust Advisor
Reggie Luedtke	Strategy Advisor
Jean-Marc La Flamme	Business Development
Joe Leibovich	Advisor/Board Member
Henry Colorado	Material Science Advisor

Perks

FAQ

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?	Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering. If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.
How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

 **Republic**

Company
Name   Geoship

Logo

Headline   Solve the climate and housing crisis | Sustainable, affordable Bioceramic Domes











Slides









Tags   B2C, Coming Soon, Sustainability, Infrastructure, Manufacturing & Industrials, Crowd SAFE, Companies

Summary

- Climate tech housing solution, over 90% reduced carbon footprint

- Affordable housing solution, over 50% reduced cost
- Highly differentiated low-cost product for a $6.7T dollar market
- Installed the world’s first ceramic geodesic dome
- $40M customer pipeline with deposits, $2.4B without deposits
- $2M+ raised to date, with 2,000+ community investors
- Evolving capitalism through Multi-Stakeholder Steward Ownership

Problem

We’re in a vicious cycle:
The Climate-Housing Crisis

Homebuilding costs too much. Building construction and operation are generating nearly 50% of global CO_2 emissions, and extreme weather events are wreaking havoc on communities. In addition, toxic materials and mold lead to chronic health issues, and loneliness has become an epidemic.

To house the 3.6 billion people joining our planet this century, we need 2 billion new homes while reaching net-zero carbon emissions. Homebuilding is poised to become the most pressing issue facing humanity this century.

A Multi-Dimensional Crisis

Investing in housing that is just faster and cheaper is like stepping on the gas when you’re headed for the cliff.


“I’m forced to choose between my conscience and my budget.”

Unsustainable

Nearly 50% of global CO_2 emissions come from building construction and operation.


“I’m just grateful to have a roof over my head.”

Inaccessible

In 2021 the homebuilding industry built fewer homes, slower, and at higher cost than it did in 1954.


“My house

Unaffordable



"consumes well over half my income."

87.5 million American households (70% of the US population) cannot afford a median priced new home as of February 2022.



"I try not to think about the toxicity in my house."

Toxic

Toxic chemicals in building materials and mold behind walls contribute to chronic health problems.



"My dream is to live in true community."

Disconnected

The US surgeon general declares loneliness is more deadly than smoking 15 cigarettes a day.

Natural homebuilding is sustainable and healthy, but high levels of manual labor, struggles with code compliance, and regional variability prevents it from scaling. As a result, fewer than 1/1,000 homes in the US are Natural Homes.

Natural Homebuilding scalability is low.



Cob
Made from subsoil, water, natual fiber, and sometimes lime.



Adobe
Constructed from stone, cement, or even seashells.



Strawbale
Bales of straw (commonly wheat, rice, rye and oats straw).



Hempcrete
Hemp hurd mixed with lime and water.

Solution

**Break the cycle:
22nd Century
Ceramic Dome Homes**

We industrialize and productize natural building with breakthrough material science and manufacturing technology.

The **Ultimate Climate Tech** housing solution.

  

Geodesic
Geometry

The lightest, strongest, and most efficient structures known to man, Geodesic Domes minimize material usage while maximizing structual integrity. Geodesic geometry is found throughout the natural world.

Bioceramic
Material

Bioceramic composites can rival the flexural strength of steel. They cure in minutes at room temperature and bond to natural fibers. Bioceramics mimic the chemical bonding that nature uses to form bone and seashells.

For more information see our FAQ's below.

Known by some as the Father of Sustainability, the great American Architect and Polymath Buckminster Fuller devoted his life to solving the climate-housing crisis.



Hazel Larsen Archer (American, 1921-2001),
"R. Buckminster Fuller at Black Mountain College" Summer 1948

When Fuller patented the geodesic dome in 1954, he estimated it'd be 50-100 years until we'd have the material science to manufacture domes. In 2005, the US National Labs announced a new class of cold-fired ceramic material. Geoship introduces ceramic homebuilding.

Ceramic Homebuilding
Sustainable
90-99% reduced carbon footprint.
AVERAGE
POOR
GOOD
EXCELLENT
EFFICIENCY
Affordable
Half the price of conventional housing.
Healthy
Natural homes for whole person healing.
Accessible
Manufactured in under 3 minutes.
Connected
It takes a village.











Product

Bioceramic Domes

Looks like the future. Because it is.

Geoship designs and manufactures natural ceramic homebuilding systems. Our precision-molded ceramic parts go together like LEGO block sets into healthy, sustainable, and resilient residential dwellings.

Your browser does not support HTML5 video.



Bioceramic Domes
Dwell in harmony.



Sustainable

- 10x Less CO2 footprint
- 10x More Energy efficient
- Zero Waste
- Ultra Long Life
- Utilizes Waste Streams
- Recyclable

Resilient

- To Fires
- Floods
- Hurricanes
- Earthquakes
- Bugs
- Dystopian Futures

Healthy

- 100% Non-Toxic
- Resists Mold Growth
- Antibacterial
- Brings Nature Inside
- Harmonizes EMF
- Emits FIR Light



Breathing Walls

Passive Solar

All Ceramic Construction

Great Circle Skylights

Biophilic Design

Interior Design System

Entrance and Dome Connector

11 Inch Wide Insulation

Multi-Functional Foundation System

Natural Air Exchange

High Strength Ceramic Composite

—

Finite parts, infinite possibilities.

The domes come in multiple sizes that connect in many configurations: tiny homes, small homes, big homes, multi-family homes, creative studios, greenhouses, bathhouses, and any space you might need. It's inexpensive, fast, durable, healthy, and natural.



—

10x Better Housing
A new archetype of home awaits.

Geoship brings the ultimate material and the ultimate geometry together. Bioceramic domes give us climate-wise homes to break the cycle and improve homebuilding in every dimension.

All-Ceramic Composites
Bioceramic Domes bypass all conventional building materials. Instead, the beams, panels, and insulation are all ceramic composites. In the factory, we combine the ceramic with natural fibers to form composite beams and panels that could rival the strength of steel. On the building site, we combine ceramic with air and fill the walls with cellular ceramic insulation.

Sustainable — 90-99% reduced carbon footprint.
Bioceramic Domes dramatically reduce the embodied, operational, and recurrent carbon of housing. With 10" insulation cavities, a tight envelope, and minimal surface area, bioceramic domes maximize energy efficiency. Ceramic material reflects over 80% of radiant heat, further improving insulation and energy efficiency.

The American Institute of Architects calls the geodesic dome "the strongest, lightest, and most efficient means of enclosing space known to man." Domes are considered the most earthquake and hurricane-resistant structures. Ceramic composites are naturally resistant to fires and floods, and do not burn or deteriorate over time. We're designing bioceramic domes to last for over 500 years. They're easily repaired and resurfaced with the same bioceramic they're made from.

In addition, the raw materials used in their construction can be harvested from waste streams, including seawater desalination plants, sewage treatment plants, and EV battery mining operations. Bioceramic panels can be recycled into new panels or used as fertilizer.

Affordable — Half the price of conventional housing.
We estimate go-to-market turnkey prices to be $90,000 (375sf) to $380,000 (1,675sf), including everything: delivery, permitting, installation, mechanical systems, interior finishings, and appliances. As manufacturing scales, Bioceramic Domes will crater the cost of housing while raising the bar for success in architecture.

Healthy — Natural homes for whole-person healing.

Geoship domes mimic the natural light and electromagnetic environment. The design uses earthing floors, natural light, 100% non-toxic materials, and natural geometry to restore the conditions that humans evolved with on Earth.

Bioceramics form covalent bonds with metal aggregates. Unique formulations can be made to shield radiation or strengthen biophoton emissions. For example, professional athletes use bioceramic powders in clothing because they emit far-infrared light, which catalyzes the body's natural healing process.

The high dielectric ceramics and fractal geometry function like a stone circle or pyramid, creating balance and harmony. We believe Bioceramic Domes can be engineered to enhance plant growth and extend life.

Accessible — Manufactured in under 3 minutes.
Bioceramic materials flash cure in seconds at room temperature. As a result, we can manufacture and install homes with incredible speed and quality by manufacturing ceramic components and assembling them on-site.

Connected — It takes a village.
The climate-housing crisis creates an urgent need for hyper-local and self-reliant villages. Through a decentralized platform, Geoship builds villages, not housing developments. Villagers participate in the design and development of the village.

Community Architecture

Villages bring **permaculture** and **placemaking** together with **community participation.**





Key Features

- ✔ **A Village Heart** - A gathering place, an urban center which accommodates daily life, community events, and celebrations.

- ✔ **An Overall Form** - Which determines a sense of boundary that makes the village both defined and aesthetic.

- ✔ **Permaculture** - The village extends the local ecosystem, with edible food forests, and community gardens that support resiliency.

- ✔ **Common Spaces** - Common spaces for working, meditating, practicing yoga, or bathing.

- ✔ **Gateways** - Mark openings, passages, and transitions into, out of, and within the village.

- ✔ **Active Nodes for Communication** - Crossroads work as connection points where "lives converge".

- ✔ **A Weave of Paths** - A network of paths connect place-nodes with several routes to each node.

- ✔ **Cultural Features** - Memorials or artwork created by villagers, establishing a strong sense of local identity.

Traction
We created the world's first ceramic geodesic dome.

*Building the first dome inspired
our crew with a glimpse into the future!*

Prototype Design & Build



 Computer Engineering

 High Precision Moldmaking

 Injection Molding Parts



All Components Ready!

Assembling the Frame

Ready for Panels!



Covered by the mainstream press

Forbes "These Carbon-Neutral Bioceramic Geodesic Dome Homes Last 500 Years and Don't Rot, Burn, or Rust"

FAST COMPANY "Are these fireproof, hurricane-proof geodesic domes the post-climate change house of the future?"

dwell "The domes are built from bioceramic — a sturdy, recyclable material that offsets CO_2."

Demonstrated product-market fit

- ✅ $40m sales pipeline with deposits.
- ✅ $2M+ in capital raised.
- ✅ 36,000+ community.

✓ 2,000+ community investors.

Established community partnerships

We have awesome community partners and some groundbreaking projects on the horizon!

Your browser does not support HTML5 video.

Partners & Projects





Homes For The Domeless

Geoship partners on a ground breaking cooperative program to serve homeless communities across the USA.



Ripple Project

Geoship Domes become one of the first permanent dwellings for the Burning Man community at Fly Ranch, through the Ripple Project.



Próspera

Próspera is the first charter city in the western hemisphere. Elevate human potential through radically human-centered governance.

—

Geoship Prototype Village
Purchased, zoned, and primed.

Geoship owns one hundred acres of land in Nevada County, California. The land is zoned for mixed residential and light industrial use. It's here we built the first complete dome prototype. Over the next two years, we plan to install more domes here for customers and investors to experience.

Your browser does not support HTML5 video.

Customers

"This is how I want to live"

Housing as Climate Activism

Geoship customers are the change makers.

Our early adopters are already on board with sustainability and domes. Preorders roll in from single parents and couples who yearn to raise their children in community. We hear from people who dream of exotic retreat centers and tech workers leaving the city to grow mushrooms with other digital nomads.

With a few customer domes installed, we partner with celebrity designers and influencers to expand mass appeal.

Climate activism grows stronger every year and with each generation. Buying the most sustainable, resilient, and healthy home is climate activism. It's becoming mainstream.

Business Model

Vertically Integrated Construction

This is the quantum leap

We bypass scores of building products and whole supply chains, achieving significant cost reductions by using new materials and geometry.



Geoship manufactures ceramic components from raw minerals and natural fibers. The parts pack into shipping containers and are quickly assembled on-site. We sell ceramic homebuilding systems directly to visionary developers, communities, and homebuyers.

High volume manufacturing of high margin homes.

Small Dome

Floor Area: 360 sf w/loft
Base Price: $33,000

Est COGs: $9,000

Big Dome

Floor Area: 1,040 sf w/loft
Base Price: $110,000

Est COGs: $24,000





●	Base Price	45%
●	Interior Finishes	20%
●	Electrical/Mechanical	16%
●	Foundation	6%
●	Permits / Fees	4%
●	Deliver / Install	9%

$227/sf Turnkey Price*

Mold a house in 3 minutes

Geoship rapidly manufactures precision components of uniform size that make homebuilding faster than ever.

Cars are manufactured in less than a minute and require 30,000 parts to be assembled. Concrete blocks and shingles are cast by the trillions per year. We can manufacture a house at breakthrough speed by casting ceramic components that pack into shipping containers.

The on-site build generates practically zero waste, is free from toxic chemicals, and requires no nailing, measuring, or cutting. Building with geodesic LEGO sets is fast, safe, and fun.

Home Manufacturing Speeds

Casting is >10x faster than other manufacturing methods.

	Casting* (Geoship)	Cutting/Fastening (Boxabl)	3D printing (Icon 3D)
Estimated Time to manufacture a home.	3 minutes	90 minutes	24 hours

*Concrete blocks and shingles have been around a long time. Manufacturing lines produce blocks and shingles at a rate of 1-2 parts per second. Our goal is to manufacture one dome every 3 minutes in a 200ksf factory. Last year the world manufactured 2.2 trillion concrete blocks, with technology patented in 1899. That's the insane equivalent of a ceramic dome for every family on Earth in one year!

Supply ceramic materials for diverse applications

Geoship blends and bags the ceramic material for diverse applications from fireproofing to roof replacement, concrete resurfacing, steel coatings, wood coatings, self-leveling floors, natural swimming pools, cavity fill insulation, structural boards, ceramic composite structural beams, 3D printing, vertical farming, and other exciting applications across the built environment.

We modernize the ancient art of temple building with high dielectric ceramics, fractal geometry, and conscious design. Cities and villages of the future are engineered at the quantum level to resonate with biology.

Pitch text





GeoRoK
21st Century
Ceramic Materials

- ✔ Ultra High Strength
- ✔ No Heat Required
- ✔ Strong Cold Bonds
- ✔ Very Fast Cure
- ✔ Highly Crystalline
- ✔ Low Embodied CO2
- ✔ Utilizes Waste Streams

- ✔ 100% Non-Toxic
- ✔ Minimal Thermal Expansion
- ✔ Water Proof
- ✔ Fire Resistant
- ✔ >80% Heat Reflectivity
- ✔ Paramagnetic & High Dielectric
- ✔ Light & Flexible Composites

Comparison	Bioceramic	Portland Cement
Compressive Strength	12,000 psi	4,000 psi
Flexural Strength	1,700 psi	700 psi
Sheer Bond Strength	5,922 psi	150 psi
Water Absorbsion	<2 %	5 – 20 %

Market

Affordable Natural Housing

Live outside the box

Your browser does not support HTML5 video.

Climate activism and the global wellness movement are transforming what homebuyers value. Geoship domes represent a whole new choice — healthy and sustainable homes that align with the values of a new generation.

$6.5T Global Housing Market



Total Market
$6.5T

Servicable Market
$1.7T

Servicable Obtainable Market
$340B

66M Homes Sold Anually Worldwide   X

$143K Base Price of a Geoship Home

X

33% Cultural Creatives   X

81% Non-Urban Zoning

Obtain **20%** of Servicable Market

Go-To-Market Plan

1 Exotic Hotels and Retreats

2 Backyard Creative Studios

3 Regenerative Villages

Housing's been underbuilt for decades. Estimates of the shortage range from 1.5m to 20m homes in the US alone. Insurance companies are pulling out of disaster-prone areas. Affordable natural geodesic homes price millions of families back into the housing market with homes they can rely on.

Geoship starts with Accessory Dwellings Units and grows into Villages.

Exotic Hotels and Retreats



Visionary customers are spontaneously enthusiastic about the Geoship product. Bioceramic Domes are the healthy, sustainable, and unique solution they've been waiting for. Through exotic hotels and retreat centers, we make the geodesic living experience widely accessible.

Backyard Creative Studios

With the rise of remote work, the creator economy, and personal development, comes the need for sacred space. The thick curved walls of the dome make it a quiet place that feels centered and balanced yet connected to the outside world. There is no better place to think outside the box.

The hot market for Accessory Dwelling Units is ignited by zoning law changes. On Jan 1, 2022, California became the first state to ban single-family zoning statewide. Other cities and states are following suit.





The World's #1 Airbnb Rental

is a small geodesic dome in the woods, known as the "Mushroom Dome". Geodesic domes are commonly booked for years in advance. Many people want to experience living outside the box.



The "Mushroom Dome"

Regenerative Villages

80% of new homes are built in new housing developments. We decentralize and gamify housing development with a village building platform.

Communities form online, build digital villages, support one another with collective action, pool resources, materialize physical villages, and even start new countries (Network States). We serve the market with tools to imagine and build the regenerative village future.

Build the future you imagine.

❶ Connect with your tribe.
Start a shared learning journey and redesign society.

❷ Design your dome or village.



3 Join the village building celebration!
Materialize the more beautiful world you've imagined.

Actively discover a shared community vision.

Competition

Rewrite the rules.
Price people back in.

Our Blue Ocean Strategy

Through differentiation and low cost, Geoship creates a new market. Homebuilding companies compete on distinctiveness, luxury, resilience, sustainability, and price. We offer a product that raises the bar in every area while raising factors relevant to a new market.

Competitive Matrix

	Geoship	Boxabl	Mighty Buildings	Icon 3D
Distinctiveness	✓		✓	✓
Luxury	✓	✓	✓	✓
Resilience	✓	✓	✓	✓
Sustainability	✓		✓	✓
Affordability	✓	✓		
Open Floor Plans	✓			✓
Natural Light	✓		✓	✓
Natural Materials	✓			

Natural Geometry	✓	
Holistic Wellness	✓	
Ultra Efficiency	✓	
Ultra Long Life	✓	
Village Building	✓	

Crater the cost of housing

Geoship starts in California, where the median price of a house was $786,750 in 2021, or 10x the annual household income. Our initial price estimate for a Geoship home in California is $90,000 (375sf) to $380,000 (1,675sf). As manufacturing scales, we aim to reduce the cost of housing to 2.5x annual household income everywhere.

Box vs Dome
(In California)



	Geoship Dome	Median CA House
House Size	1,675	1,756
House Price*	$380,000	$786,750
Cost/SF	**$227**	**$447**
Carbon Footprint**	76	1,194
Monthly Energy Bill	$37	$189

*Estimated **turnkey price.**
**Estimated carbon footprint including embodied carbon, recurrent carbon, and 50 years of operational carbon

Affordable Sustainable Housing

Lifecycle CO2 Emissions
(embodied/recurrent/operational) In tons of CO2.





New construction cost in CA
(900-1100 sf homes)
$0K
$100K
$200K
$300K
$400K
$500K
$600K
Conventional Stick Build
Connect Homes
Plant Prefab
Strawbale / Cob
Geoship 2025
Geoship 2030

Make cooperation the ultimate advantage

Geoship progressively decentralizes into a multi-stakeholder cooperative, distributing ownership benefits to customer and nature stakeholders. The cooperative model has some significant advantages.

Cooperative Advantages:

- Addresses the externalities of resource extraction
- Creates a moat for competitors
- Serves as a strategic advantage in sales



Multi-Stakeholder Cooperative
How company ownership models have evolved over time.
Old Companies
Technology Companies
Benefit Companies
Multi-Stakeholder Companies
Investors
Employees
Customers
Nature
100%
50%
50%
2%
48%
50%
25%
25%
25%
25%
1950's
1990's
2010's
2020's

Vision And Strategy

Earthshot:
Manufacture 1 million domes per year by 2037

Our vision is to provide a village housing solution that reconnects human communities with the natural world. Our earthshot is to make the best home on Earth the most affordable and scale manufacturing to 1m bioceramic domes per year by 2037.*

Chemically Bonded Ceramics are to homebuilding what Lithium Ion batteries were to Electric Vehicles. They allow us to advance the art and create a new industry: Ceramic Homebuilding.

* Click here for important information regarding Financial Projections which are not guaranteed.

The Birth of an Industry
Material science breakthrough in Lithium-Ion batteries
launches the Electric Vehicle industry, like Chemically Bonded

Ceramics launch the Ceramic Home industry.

Material Science	Chemically Bonded Ceramics	Lithium Ion Batteries
MS Invented	1996	1976
MS Commercialized	2005	1991
Company	Geoship	Tesla
Founded	2016	2003
New Industry	Ceramic Homes	Electric Vehicles
Advantages	Better + Faster + Cheaper	Better + Faster
Mission	Facilitate Cultural Renaissance	Accelerate Sustainable Energy

MATERIAL SCIENCE BREAKTHROUGH TRANSFORMS HOMEBUILDING

Development Timeline

With this funding round, we first develop a production-ready dome prototype. Then, we launch a village configurator to drive dome presales. Next, we establish the first GeoRok blending plant as an early revenue stream. Finally, we aim to secure building permits for the first dome factory by 2024.

Charting a course
to 1m domes per year

For context it took Tesla 6 years to deliver the 100th roadster. Our goal is to reach that same milestone in 4 years.



Time	Product Milestones	Manufacturing Milestones	Market Milestones	Funding	Annual Revenue
2023				$8m Round (RegCF + RegD)	$0
				$10m GeoRok CapEx (Non-dilutive)	$0
					$0
	Install Production Ready Prototypes	Launch GeoRok Blending Plant			$0
2024					$2m
			Launch Dome Pre-Sales	$10m Pre-Sales NFT (Non-dilutive)	$4m
					$10m
		Pre-Production		$20m Round (Reg-A + RegD)	$20m
2025					$25m
	Cross The Chasm (Install 99 Domes)			CapEx for 1st Factory (Non-dilutive)	$25m
2026				$50m Pre-Sales NFT (Non-dilutive)	$30m
		Ramp Factory #1 To Full Production			$40m
2027					$50m
	Materialize The First Regenerative Villages			IPO	$130m
2028					$290m
2029		2 Factories			$600m
2030		3 Factories			$1b

2031		3 Factories		$2b
2032	Scale Up Dozens	5 Factories	Scaleup Funding	$3b
2033	of Micro Factories	5 Factories	**(Non-dilutive)**	$4b
2034	Around The World	7 Factories		$4b
2035		9 Factories		$7b
2035		13 Factories		$11b
2036		17 Factories		$21b
2037		21 Factories		$33b

Geoship crosses the market chasm in 2024/2025. With the first 99 customer domes installed, enthusiastic early adopters telling our story, and a sales pipeline of over $1b, we begin ramping the first factory. The company fuels growth through one or more Reg-A's and an IPO.

Our ultimate product is not a dome but a highly automated dome factory. Geoship begins replicating factories, scaling to 1m domes per year from 2028 to 2037.

Rather than building a few 100-acre Gigafactories, we launch many 2-10 acre micro-factories. Our development timeline may seem long, but it's slightly faster than Tesla Motors.

* Click here for important information regarding Financial Projections which are not guaranteed.

Open the 'Etsy' of Natural Building

Bioceramic Domes create the opportunity for a new ecosystem of products and services. Geoship launches a market network to support the growing cottage industry around healthy and natural building.

Artisans, furniture makers, cabinet makers, dome installers, natural builders, developers, architects, permaculturists, interior designers, and complimentary product/service providers all become members of the Geoship market network.

Decentralize and Gamify Homebuilding
Today, housing developments are built by speculative developers and banks, then sold to homebuyers.

Geoship offers a suite of Web3 tools for communities to 1) align around a common purpose, 2) generate a shared vision, 3) support each other with collective action, 4) pool resources, 5) crowdfund land, and 6) participate in building the regenerative village they've imagined.

Impact

Be a Trimtab
Steward Spaceship Earth

Trimtabs are small mechanisms that help redirect or stabilize a great ship or aircraft. They leverage pressure to overcome impossibly strong forces. Bucky loved the idea that every individual can be a trimtab by finding small, high-leverage actions that alter the course of society. So his humble tombstone reads, "'CALL ME TRIMTAB' -BUCKY" precisely as he requested.

We maximize your impact as an investor by weaving Environmental, Social, and Governance standards into the very foundation of Geoship.

—
Environmental:
Climate Tech Housing Solution
—

Geoship Environmental Goals

1. Reduce the carbon footprint of housing by 95%. Offset the rest to meet zero carbon goals.
2. Design for a 500 year life and disaster resilience.
3. Ensure each Geoship home/village creates a ripple effect that regenerates local ecosystems.
4. Dedicate 25% of Geoship equity to ecosystem regeneration projects.

—
Social:
Affordable, Healthy Village Housing
—

Geoship Social Goals

1. Build homes that support whole person healing (use 100% non-toxic materials and mimic nature).
2. Reduce the cost of housing to 2.5x annual household income by 2030.
3. Generate a worldwide housing surplus by 2065.
4. Dedicate 25% of Geoship equity to social regeneration projects.

Villages serve as physical nodes for startup societies that answer major human challenges like 1) ecosystem disruption, 2) biodiversity loss, 3) education, 4) healthcare, 5) crime, 6) resource scarcity, 7) life extension, 8) governance, and 9) money. Moreover, villages aim to integrate all the functions of daily life at the local level because when numerous challenges are brought together, they can be met together.

Geoship technology dramatically reduces the cost of housing while offering new levels of wellness and resilience. In addition, village building addresses the cost of food, transportation, and goods/services.

Suburb Vs Geoship Village

The Cost of Making Ends Meet
(US Median Income Family)

	Geoship Village Home	Conventional Suburban Home *
Home Mortgage **	$1,569	$2,693
Energy Bills	$37	$189
Home Maintenance	$50	$300
Transportation	$105	$556
Food (Family of 4)	$500	$773
Childcare	$600	$1,300
Goods/Services	$350	$700
Monthly Total	$3,211	$6,511
Annual Total	**$38,532**	**$78,132**

Estimated Annual Savings:
$39,600***

* Estimates from the California Budget and Policy Center.

** Based on the current median US home price of $449,000. (In CA the median home costs $834,000!)

*** Results may vary by family and location.

—
Governance:
Purpose-Driven Multi-Stakeholder Cooperative
—

Geoship Governance Goals

❶ Begin progressive multi-stakeholder decentralization when annual revenue reaches $1B.

❷ Establish a Perpetual Purpose Trust to ensure Geoship stays true to it's purpose and mission.

❸ Establish a liquid democracy platform, so everyone can vote or delegate their vote.

The Perpetual Purpose Trust (PPT) is currently the gold standard for steward ownership in the United States. Geoship progressively decentralizes into a Multi-Stakeholder Cooperative governed by a PPT, ensuring that the company stays true to its mission, which we draw from Buckminster Fuller himself:

“Make the world work for 100% of humanity in the shortest possible time, through spontaneous cooperation, without ecological offense or the disadvantage of anyone.”

Funding

Backed by a community of thousands who believe in our vision

We bootstrapped Geoship for five years before over 2,000 investors came on board. Equity-based crowdfunding creates opportunities, supports our purpose, and sets the context for big, mission-aligned investors to join us. Additional funding could come from government grants and incentives, low-interest corporate loans, construction loans, and other sources.



Planned Use of Funds
30%
10%
5%
$5M+
55%
Product Development
Marketing / Gamification
CapEx
Administrative
Post Seed Goals (24 months)
1. Develop a production-ready prototype.
2. Over $1b in dome preorders with deposits.
3. Land and permits ready for the first full dome factory.
4. Living building and well building certifications.

Founders

Chase this living vision with us

A team of resourceful fools and dreamers

We’ve worked together full-time on Geoship for over 6 years. The first step in bringing such a world-changing vision to life was to follow our passion, gathering specific knowledge about the new domain we’re creating. Through dialogue with customers and partners, we’re developing the design and ethics behind our technology.

We’re hiring a diverse team of thinkers, makers, and operators. With cross-industry expertise from plastic injection molding, ceramics mass production, aerospace composites, EV manufacturing, crypto, and game development, we’re excited to build on the foundation we’ve laid.







Morgan
Cofounder CEO

My passion and experience is in seeking new perspectives on old problems.

I began my tech career in 2000 at Intel Corporation and rotated through various programming, engineering, and project management roles. When I decided to take a one year sabbatical it became a decade of vagabonding and sailing around the world.

Through my exploration, I was seeking the experience of being alive. What I found is that it comes through striving to build the future we've imagined.

By selling my home — the wood sailboat I lived on for six years — we were able to bootstrap Geoship. Now home is a 24' dome on the land, where I live with my two-year-old son and a sweet old hound dog named Luna.



Bas
Cofounder Designer

My passion and experience started with human centered design.

Through my independent practice in designing for public spaces, educational environments, and products, design for me moved beyond the confines human-centric and became about redefining the ways we relate to each other, our objects, and the world around us.

I grew up in a Dutch village, then explored life in several cities in Europe and the US. For the last two and a half years I've been living in a 16' bell tent alongside the bear, deer, red wing blackbirds, and the pond frogs on the beautiful Geoship land.

"Dare to care!" is an ongoing experiment that I try to express everyday through music, friendships, and everything I do.

Summary

Invest in the Black Swan of homebuilding

Create the future you imagine

There's no precedent for a company transforming housing with such extreme impact. But, in hindsight, it's predictable. Domes have too many benefits to not become commonplace. We just needed the right material science and evolutionary brand. With this combination of rarity, extreme impact, and retrospective predictability, we believe Geoship is the Black Swan of homebuilding.

"Geoship is a courageous and visionary brand creating a new industry. We're the first movers with solid traction. It's time to manufacture affordable natural homes on a planetary scale.

Trimtab to trimtab, we invite you to join us. Let's leverage this historical moment to build the regenerative future of home."

- Morgan and Bas

Reasons **not** to invest

⊗ ## Startups are risky.
Most VC's would put our odds of success in the single digit percentages.

Purpose over profits.
Our goal is to deliver stellar returns, while putting our social purpose first. Invest if you believe socially and environmentally conscious businesses are tools to build a better future.
Reshaping an industry takes time.
From the time Tesla raised it's first $7.5m, it took 6 years to cross the market chasm, 9 years to start volume production, and 17 years to reach 1m cars per year. Our goal is to do it by 2037.



Team		Larry Loper	Brand Advisor
		Morgan Bierschenk	Co-founder & CEO
		Bas Kools	Co-founder & Design
		Jared Marchildon	Production & Story
		Neil Decker	Architecture & Material Science
		Adam Bierschenk	Engineering Advisor
		Ásgeir Guðmundsson	Geoship Iceland
		Asha Deliverance	Dome Market Advisor
		Meghan Brookler	Social Impact
		David McConville	Design Science Advisor
		Dawn Danby	Urban Design Advisor
		Doreya Karim	BioGeometry Advisor
		Eric Corey Freed	Green Building Advisor
		Gregory Kellett	Trust Advisor
		Jeff Mendelsohn	Cooperative Advisor
		Mark Lakeman	Community Architecture Advisor
		Martin Adams	Community Land Trust Advisor
		Reggie Luedtke	Strategy Advisor
		Jean-Marc La Flamme	Business Development
		Joe Leibovich	Advisor/Board Member
		Henry Colorado	Material Science Advisor
Perks			





FAQ	What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?	Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering. If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.
	How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.